Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

80 Años

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, February 27th., 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ref: Ferreyros' General Stockholder's Meeting – March 31, 2003

Hereby we inform you that our Board of Directors in its session held yesterday, approved to perform our next General Stockholder's Meeting, on March 31,2003. If the required quorum is not obtained, the second meeting will be held on Friday, April 4,2003 at the same hour and place.

The agenda for the next General Stockholders' meeting will be as follows:

1.- Review and approval of 2002 financial statements and annual report
2.- Profits distribution
3.- Capital increase by capitalization of capital reexpresion, free disposition profits, issue premiun and partial capitalization of reevaluation excess.
4.- Modification of Article 5° of the Statute, referred to the capital stock.
5.- Appointment of External Auditors
6.- Approval of issuance of corporate bond and commercial papers.

Those who are holders of shares registred in the company's shareholders registry or in CAVALI registry at least 10 days prior to the meeting, have the right to attend.

The power of attorney to the represented will be registered in the companies office (second floor) no later than 24 hours before the meeting.

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Find enclosed copies of the Annual Audited Financial Statements and the Annual Report which will be subject to the meetings approval. This same information is at the shareholders disposal in our office.

Faithfully yours

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

FERREYROS S.A.A.

MEMORIA 2002

Lima, 27 de febrero de 2003

INTRODUCCIÓN

Durante el ejercicio 2002 la empresa celebró ochenta años de fundada, lo que sin lugar a dudas la convierte en una de las empresas más antiguas del país. Al celebrar este acontecimiento, particularmente meritorio en un medio caracterizado por empresas en crisis, el mejor homenaje que el directorio y la gerencia pudieron rendir a sus fundadores y a sus actuales accionistas fue mostrar una situación de consolidación financiera y de recuperación de sus niveles de rentabilidad. Gracias fundamentalmente a difíciles medidas de reestructuración administrativa y financiera adoptadas y a la reiterada confianza de sus principales clientes, la empresa concluyó el ejercicio con una situación general de abierta recuperación.

Esta recuperación se produjo en un entorno en el que, en contraste con el buen desempeño de las cifras macro económicas del país, la actividad económica siguió caracterizada por un lento movimiento, consecuencia de los bajos niveles de inversión privada.

La inercia producida por la larga recesión por la que el país ha atravesado en los últimos años ha continuado afectando considerablemente el negocio en diversas actividades. Como resultado de ello, la situación de muchas empresas en sectores claves de la economía, no fue buena, y consecuentemente se redujo su demanda de máquinas, motores y equipos.

En ese contexto, Ferreyros continuó efectuando importantes cambios en el orden comercial, administrativo y financiero iniciados en años anteriores y alcanzó una sensible mejoría en casi todos los indicadores de su gestión. Los elementos críticos para esta recuperación fueron el mantenimiento de niveles altos de venta en repuestos y servicio y de máquinas, aunque concentradas en un gran proyecto, una sensible reducción de los gastos de operación, una reestructuración administrativa para adoptar una organización matricial y la disminución significativa de activos y pasivos con el consiguiente efecto positivo en las finanzas de la empresa.

Las ventas totales alcanzaron la cifra de S/: 643 millones, equivalente a US $ 184 millones, incluyendo las ventas de pedido directo, lo que representa un 7.6 % de disminución respecto a las ventas del año anterior.

Por su parte, las ventas de las compañías subsidiarias totalizaron la suma de S/. 154 millones o su equivalente en US $ 44 millones con lo cual la venta total consolidada de la organización, después de deducir ventas entre compañías fue de S/. 808 millones, equivalente a US $228 millones, cifra inferior a la del año 2001 que fue de US $ 240 millones.

De los sectores tradicionales en los que opera la compañía, la gran minería ha sido una vez más el sector clave desde el punto de vista de las ventas de la empresa, representando aproximadamente 57 % de las ventas que incluyen máquinas, equipos, repuestos y servicios.

Una tendencia acentuada durante el ejercicio ha sido la del incremento de la demanda de repuestos y servicios, destinados a sostener la operatividad del gran parque de máquinas y camiones Caterpillar que existe en la gran minería, y que no ha sido incrementado por la ausencia de nuevos proyectos.

La baja cotización de los precios internacionales de los minerales con excepción del oro, ha dado lugar a un gran esfuerzo de reducción de costos y de incremento de eficiencia de las compañías mineras, lo que ha generado las naturales presiones sobre los proveedores de bienes y servicios que intervienen en las actividades productivas de estas empresas.

Ferreyros S.A.A. ha continuado contribuyendo con ese esfuerzo de sus principales clientes por reducir costos, a través de un continuo proceso de mejoramiento de sus servicios lo que constituye un desafío permanente para la empresa. La confianza recibida al ser escogida por las principales compañías en sus adquisiciones de maquinaria, repuestos y servicios, ha incrementado el compromiso de la empresa por servir mejor a estos clientes.

Mención especial debe hacerse del esfuerzo que viene realizando la empresa para proporcionar a sus clientes de la minería el nivel de servicio mecánico de clase internacional que requiere. Este aspecto del negocio, relativamente nuevo para la empresa y por tanto sujeto a permanente superación, ha dado lugar a continuas mejoras, tanto en la infraestructura de talleres e instalaciones industriales, así como en el entrenamiento de mecánicos para atender a estos clientes en los contratos de mantenimiento y reparación (MARC) así como en las reparaciones mayores en su Centro de Reparación de Componentes (CRC). La empresa es consciente de la importancia de alcanzar la satisfacción plena del cliente y por tanto viene desarrollando acciones para mejorar sus procesos y reducir sus costos y sus tiempos de atención. Entre éstas acciones, debe mencionarse la decisión tomada a fines del ejercicio para embarcarse en un agresivo programa de mejoramiento de la calidad y eficiencia de sus procesos, llamado Six Sigma, de gran éxito en otras empresas y de utilización actual por parte de Caterpillar.

En el sector construcción, la empresa ha adquirido un compromiso de igual magnitud en el proyecto de construcción de Camisea. A través de diferentes fórmulas comerciales, la empresa recibió la confianza tanto de la compañía responsable del gaseoducto como de sus principales clientes, quienes confiaron sus necesidades de maquinaria, equipos y repuestos a Ferreyros S.A.A. Se estima que a finales del ejercicio, el 95% de las máquinas que se encontraban trabajando en la construcción del gaseoducto, eran Caterpillar, de propiedad de diversos proveedores, clientes todos de la empresa y de la flota de alquiler de Ferreyros.

Más allá de este gran proyecto, la ausencia de nuevas inversiones significativas en obras de movimiento de tierra, mantuvo en preocupante situación a muchas de las tradicionales compañías constructoras, leales clientes de Ferreyros S.A.A. Ante la postergación de obras de inversión pública en carreteras, la demanda de maquinaria en este sector se mantuvo en niveles muy bajos. En suma, la recuperación que las cifras muestran en el crecimiento del producto del sector construcción no se reflejó en ventas de la empresa. Al ser básicamente una recuperación basada en la construcción urbana, la demanda de maquinaria pesada no fue significativa

En el campo de la actividad pesquera, se acentuó la reestructuración financiera del sector, con el fortalecimiento de algunas empresas que pudieron manejar bien su endeudamiento en años anteriores y con la
presencia de nuevos empresarios que permiten vislumbrar una recuperación sólida de este sector. A pesar de ello, el repotenciamiento de motores de embarcaciones pesqueras no fue significativo.

El sector agrícola, que venía superando lentamente una larga crisis, ha generado una demanda modesta de tractores y de equipo de riego tecnificado, explicable en gran parte por limitantes financieras y por la escasa capitalización del agro, muy concentrada en determinados sectores modernos de la agricultura.

En este escenario de reducida inversión privada a pesar de la situación macroeconómica del país, la compañía puede mostrar a sus accionistas un resultado sensiblemente superior al alcanzado en los tres últimos años con una utilidad en operaciones de S/. 47.1 millones equivalente a 7.2% de las ventas.

Como se ha señalado líneas arriba, este resultado ha sido posible por un conjunto de factores importantes. En primer lugar, se ha alcanzado un buen nivel de ventas, explicado principalmente por los repuestos y servicios proporcionados a la gran minería y por las ventas al proyecto Camisea. En segundo lugar, se ha podido mantener márgenes brutos compatibles con el negocio; y en tercer lugar, se ha alcanzado una reducción importante en los gastos de operación, sobre todo en los gastos fijos que fueron sustancialmente recortados en el primer semestre del año mediante un duro programa de reducción de personal. En los gastos variables se ha continuado un proceso para mejorar los servicios de taller, reduciendo los tiempos no recuperables con respecto a trabajos de clientes, así como los gastos de recepción y entrega.

Finalmente, debe señalarse el gran esfuerzo realizado por la empresa para reducir gastos financieros, mediante la reducción de pasivos y el desarrollo de estrategias de endeudamiento orientadas a disminuir el costo del dinero. La reducción de pasivos pudo lograrse en gran parte, por la venta de activos no productivos, representados en su mayoría por máquinas y equipos excedentes de la flota de alquiler y recuperados de clientes que no pudieron cumplir con sus compromisos, así como por la racionalización del inventario de repuestos a nivel nacional. Dada la existencia de un gran parque de maquinaria usada en el país, generado por la inactividad del sector construcción, los precios a los que venderá esas máquinas serán previsiblemente menores a los obtenidos hasta el momento, lo que también ocurrirá si se coloca parte de estos inventarios en otros mercados, razones por la que tuvo que asumirse provisiones que han incrementado los gastos de operación.

En resumen, la compañía ha concluido un ejercicio lleno de desafíos, en la esperanza de que con él concluya un ciclo negativo de inversión en el país. Ha superado muchos de los problemas que afectaron los ejercicios anteriores, manteniendo su posición de liderazgo en casi todos los mercados en que actúa. Ha logrado importantes avances en la reducción de gastos, en el incremento de productividad y en la consolidación de sus finanzas, a pesar de las dificultades, y puede mostrar un balance que registra otra vez, resultados positivos.

GESTION COMERCIAL

En el ejercicio 2002, la línea de comercialización Caterpillar representó el 91 % del total de las ventas, incluyendo los ingresos generados por la venta de repuestos y de servicios. Gracias al permanente esfuerzo destinado a mantener en posición de liderazgo a los productos de la línea Cat, éstos han continuado mostrando altos porcentajes de participación de mercado.

En el sector de la gran minería en particular, se ha consolidado la presencia de la marca Caterpillar en maquinaria y vehículos para movimiento de tierra. Los grandes camiones mineros Caterpillar operando hoy en todas las minas de tajo abierto en el país constituye la la flota más numerosa de este tipo de unidades.

Tal como se indica líneas arriba, la necesidad de servir y mantener estas unidades ha dado lugar a un importante incremento de nuestras ventas en repuestos y servicios bajo diferentes modalidades que incluyen contratos integrales.

Así, se alcanzó por cuarto año consecutivo, un volumen récord de ventas de repuestos, explicado en gran parte por el crecimiento de reparaciones en el Centro de Reparación de Componentes (CRC) como parte de programas establecidos con las compañía mineras. En total, se reparó 1287 componentes mayores que incluyen motores, trasmisiones, mandos finales, etc.

Para poder cumplir con los compromisos presentes y futuros contraídos con la gran minería, a fin reparar sus unidades Caterpillar, la empresa mantuvo un programa de inversión en equipamiento de talleres y de entrenamiento de personal especializado.

En el sector construcción, las ventas para el proyecto Camisea constituyeron el logro principal. A fines del año pasado, Ferreyros en asociación con dos empresas internacionales especializadas en el alquiler de maquinaria había ganado una licitación internacional compitiendo con otras doce empresas. En el transcurso del año, la empresa ha vendido y alquilado máquinas, así como provisto repuestos y servicios por volúmenes importantes. El proyecto continuará en su etapa de construcción durante el 2003. Por otra parte, la empresa atendió demandas específicas de clientes que en su mayoría son contratistas de la actividad minera y continuó entregando a los destinatarios parte de la maquinaria para municipalidades adquirida en licitación pública por el gobierno.

En el sector energía, la empresa ha continuado promoviendo su participación como proveedor de plantas de generación de energía,
a raíz del impulso que Caterpillar está otorgando a la fabricación de generadores de gran capacidad. En el ejercicio 2002, culminó y entregó una planta de generación de energía de 7.6 Mw. instalada, llave en mano, con la participación de su filial Orvisa . Por otra parte, continuó el desarrollo de los estudios para diversos proyectos. de gas
natural, considerando el potencial que esta fuente de energía ofrece. En el campo de los generadores pequeños, la actividad se concentró en ventas aisladas al sector minero y energético.

En el sector agrícola, no obstante la lenta recuperación del mercado, la empresa reafirmó su liderazgo en la línea de tractores y cosechadoras con los productos Massey Ferguson. A mediados del año, asumió la representación de Zaccaría, principal fabricante en Brasil de molinos para arroz. Así mismo, se suscribió un acuerdo con Mobil del Perú para la comercialización exclusiva de lubricantes en el mercado de equipos agrícolas.

En lo concerniente al negocio automotriz, en el que representamos los camiones Kenworth, las ventas totales en el mercado de camiones nuevos cayeron en diez por ciento, a pesar de que se suspendió la importación de vehículos comerciales usados, suspensión que no produjo efectos positivos inmediatos, por el alto inventario de unidades importadas

existente. La empresa ha mantenido su presencia en este mercado en donde existe un potencial tanto en la línea de flotas como en la de camiones volquetes. La venta de repuestos se incrementó respecto a años anteriores contribuyendo a los resultados positivos de la operación automotriz.

Parte importante de los negocios de la compañía se realizan a través de las sucursales, los que a través de una complementación de líneas, generan la masa crítica para mantener talleres y almacenes en casi todo el país.

GESTION FINANCIERA

En el año 2002 la empresa continuó con la reducción de pasivos ya mostrada en el año anterior. Así, el monto total de pasivos se redujo
en S/. 140.8 millones, en base fundamentalmente a la venta de inventarios, cuentas por cobrar y otros activos así como por la mejora en los resultados. Además, la empresa se vio beneficiada por la reducción de las tasas de interés por segundo año consecutivo.

Un elemento importante de la estrategia financiera fue la de sustentar su endeudamiento principalmente en Caterpillar y su brazo financiero Caterpillar Financial Services y en el mercado de capitales, en el que se mantuvo particularmente activa.

Apoyada en la buena aceptación que el mercado brinda a los instrumentos financieros de Ferreyros, se efectuó diversas colocaciones tanto en bonos de mediano plazo, como en papeles comerciales de corto plazo, alcanzando tasas muy competitivas. En los meses de marzo y septiembre la empresa pagó su tercera emisión de bonos corporativos.

Como consecuencia de estas acciones estratégicas, el gasto financiero para el ejercicio 2002 fue de US $ 12.1 millones comparado con los $16.5 millones del año 2001 y los US $19.6 millones del año 2000.

Por su parte el sistema financiero local continuó ofreciendo a la empresa importantes líneas de crédito para financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales.

Finalmente, debe mencionarse en este aspecto que la empresa obtuvo la aprobación de EximBank para una línea de financiamiento de importaciones a un plazo de 3 años por un monto de US $10millones.

Por su parte las cuentas por cobrar mostraron una mejora por una mayor rotación del portafolio proveniente de ventas en las líneas de repuestos y servicios. En cuanto a la morosidad, ésta mostró un índice de 4.6 % para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa. La empresa en los últimos años ha aumentado sus provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi. La empresa considera que la provisión cubre las pérdidas esperadas tomando en cuenta las garantías con las que se cuenta.

EMPRESAS FILIALES

En el transcurso del ejercicio, la empresa continuó coordinando las actividades de sus empresas filiales a fin de complementar e integrar sus operaciones, obteniendo ventajas de las sinergias generadas.

ORVISA, la empresa que actúa en la región amazónica, ha mantenido su condición de líder en la venta de bienes de capital para las actividades de petróleo, energía y transporte fluvial en su región. En el año 2002 concluyó la ejecución de un proyecto de generación de 7.4 MW en Iquitos, y efectuó el suministro, la asesoría en montaje y pruebas de río de treinta motores marinos para embarcaciones de bajo calado vinculadas al proyecto Camisea.

UNIMAQ S.A., empresa orientada a la comercialización de equipos livianos para la minería, construcción, pesca e industria consolidó sus operaciones con un crecimiento en sus ventas de 65% respecto al año 2000, resaltando en este crecimiento la línea de montacargas Caterpillar y la línea marina, que representaron el 27% y 17% respectivamente de las ventas totales.

FIANSA S.A., empresa que mantiene su sede central en Trujillo y que se ha convertido en una importante maestranza metal mecánica, continuó expandiendo sus operaciones, fortaleciendo su presencia comercial mediante trabajos en el mercado agroindustrial azucarero y en la gran minería.

MOTORINDUSTRIA, cuya principal actividad es la recuperación de piezas a través de procesos de metalizado y maquinado, de las reparaciones de maquinaria que efectúa Ferreyros, alcanzó una facturación de cerca de 17 millones de soles. En el ejercicio, amplió su oferta a la reparación de componentes hidráulicos y al servicio de campo a la minería.

MATREQ, representante Caterpillar en Bolivia mantuvo un nivel de ventas de acuerdo a lo previsto, alcanzando la cifra de US $ 24 millones . La compañía ha iniciado negociaciones con la empresa canadiense Finning para vender el íntegro de las acciones que posee en Matreq y concentrar su atención en los negocios en el Perú, así como consolidar su situación financiera. Las negociaciones no han concluido .

DEPÓSITOS EFE, depósito autorizado de aduanas, continuó proveyendo servicios de depósito a las empresas de la organización y a terceros, alcanzando los niveles de venta y rentabilidad propuestos.

FUNDACIÓN FERREYROS

PROYECTO DE RESPONSABILIDAD SOCIAL

En el año 2002 la Fundación Ferreyros recibió por quinto año consecutivo el apoyo de la empresa, lo que le permitió continuar con sus actividades destinadas a promover en los

futuros profesionales los valores cívicos que los conviertan en verdaderos ciudadanos comprometidos con el país.

La fundación mantuvo su colaboración para la organización de la Conferencia Anual de Estudiantes que, en su octava versión, convocó a más de 500 estudiantes universitarios de todo el país. Además continuó con los Talleres de Formación de la Actitud Profesional, que en el año 2002 se incrementaron y llegaron a 11ciudades, con un número total de 519 participantes.

Asimismo la Fundación está en contacto con más de 1,500 estudiantes y egresados a través de sus publicaciones periódicas, Futuro y el Boletín Informativo.

GOBIERNO CORPORATIVO

A mediados del ejercicio, la Comisión Nacional de Valores (CONASEV) junto con otras entidades y asociaciones públicas y privadas, emitió un pronunciamiento sobre la conveniencia de que las empresas adopten principios de gobierno corporativo. Ferreyros, consciente de la importancia de promover la vigencia difundida de estas prácticas, había participado activamente en esta formulación a través de Procapitales

El directorio reconoce la importancia de adherirse a esta declaración y considera que la empresa, a lo largo de su vida corporativa ha guiado su actuar a la luz de principios éticos hoy recogidos en el concepto de gobierno corporativo. El respeto a los derechos de los accionistas, el trato equitativo a los mismos, la clara estipulación de las funciones del directorio y la gerencia, así como la presentación transparente y oportuna de información relevante al mercado son prácticas asumidas por la empresa desde mucho tiempo atrás.

En lo que respecta a las recientes disposiciones de Conasev sobre Hechos de Importancia y Normas de Conducta, la empresa se encuentra estudiando la manera de implementar las medidas que perfeccionen la forma en que tradicionalmente se ha comunicado
con el mercado

PERSPECTIVAS

Los niveles de crecimiento del producto interno alcanzados en el año 2002 y las proyecciones macroeconómicas generalmente aceptadas, indican que el 2003 debiera ser un año de crecimiento. Se espera, por tanto que el nivel de ventas de la empresa se mantenga y aún crezca ligeramente, a pesar de que previsiblemente no se van a repetir las ventas logradas el año anterior para el proyecto Camisea.
Al haber alcanzado la empresa estabilizar un volumen importante de ventas de repuestos y servicio a la minería, ha reducido en gran medida su vulnerabilidad frente a las variaciones en la demanda de máquinas y equipos, como tradicionalmente sucedía. Esto ha de permitir una mayor racionalidad en la programación de recursos y actividades, así como en el manejo de las variables financieras.

La privilegiada posición de liderazgo que ha logrado la empresa en casi todos los mercados en que actúa, demandará de continuados esfuerzos para mantenerse. En particular, la confianza depositada en ella por sus principales clientes, genera una obligación y constituye un permanente desafío para seguir mejorando la productividad hasta alcanzar la satisfacción plena de esos clientes a los cuales se debe la empresa.

Al concluir esta introducción el directorio desea renovar el compromiso con los accionistas, clientes, proveedores y personal, de realizar los mejores esfuerzos para cumplir con su misión.

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No. 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (CONASEV) para la presentación de las memorias anuales de empresas. Se incluye la Declaración de Responsabilidad a que obliga dichas normas.

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2002. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Oscar Espinosa Bedoya
Director Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Administración
y Finanzas

DENOMINACION Y DOMICILIO

La compañía se denomina Ferreyros Sociedad Anónima Abierta o Ferreyros S.A.A. Tiene su domicilio legal en Avenida Industrial 675, provincia y departamento de Lima. Su central telefónica es 336 7070 y su número de fax es 336 6713.

CONSTITUCION E INSCRIPCION

La empresa Ferreyros fue constituida por escritura pública del 14 de setiembre de 1922 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, con el nombre de Enrique Ferreyros y Compañía Sociedad en Comandita. Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima. La sociedad Enrique Ferreyros y Compañía Sociedad en Comandita quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima.

La constitución de Enrique Ferreyros y Compañía S.A. que absorbió los activos y pasivos de Enrique Ferreyros Sociedad en Comandita se efectuó mediante escritura pública de fecha 21 de setiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura de fecha 23 de noviembre de 1981 ante Notario Público de Lima, doctor Jorge Eduardo Orihuela Iberico, inscrita en el asiento 213 fojas 599 del tomo 410 del Registro Mercantil de Lima.

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante notario de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 2-B de la ficha N° 117502 del Libro de Sociedades de Registro de Personas Jurídicas. El cambio a su actual denominación, Ferreyros S.A.A., se efectuó por acuerdo de Junta General de Accionistas de fecha 24 de marzo de 1998, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas.

OBJETO SOCIAL Y GIRO DEL NEGOCIO

De acuerdo con su estatuto, Ferreyros tiene por objeto la compraventa de mercaderías y productos nacionales y extranjeros, la importación y exportación de mercaderías y artículos en general, la provisión de servicios y realización de inversiones y comisiones.

La sociedad puede, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de los mismos o que convengan a los intereses sociales incluyendo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades sea por compra u otro medio o participando en aumentos de capital.

La duración de Ferreyros es indefinida. Al giro de la empresa corresponde la agrupación 5150 división N° 51 de la clasificación CIIU de las Naciones Unidas.

CAPITAL SOCIAL

Al 31 de diciembre del 2002, el capital social está representado por 161,850,384 acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las

cuales 83.55% pertenece a inversionistas nacionales y 16.45% a inversionistas extranjeros. Los accionistas con participación del 5% o más en el capital social son los siguientes:

Accionista	Participación	Nacionalidad
La Positiva Seguros y Reaseguros S.A.	11.71%	Peruana
IN- CARTADM. (Integra)	10.16%	Peruana
NV-CARTADM (Nueva Vida)	7.13%	Peruana
Horseshoe Bay Limited	6.46%	Peruana
Montero Aramburú Eduardo	5.77%	Peruana

GARANTÍAS, AVALES Y FIANZAS OTORGADOS

Al 31 de diciembre del 2002, la Compañía ha otorgado en hipoteca inmuebles por valor total de US$25.4 millones, prendas sobre unidades de la flota de alquiler por un valor total de US$15.5 millones, prendas y warrants sobre inventarios por US$14.7 millones, prenda sobre cuentas por cobrar por US$2.6 millones y prenda sobre depósito en banco por US$1.3 millones. La Compañía tiene como política otorgar garantías para operaciones de mediano plazo. Estas garantías han sido otorgadas por sólo operaciones de financiamiento a plazos de 3 hasta 7.5 años. Las prendas sobre inventario, activos de la flota de alquiler y cuentas por cobrar han correspondido a operaciones de financiamiento de las mismas unidades. En el caso de las hipotecas, éstas han sido dadas por una operación de financiamiento a 7.5 años.

Por otra parte, la Compañía ha otorgado avales a subsidiarias y terceros por US$1.1 millones y US$ 3.4 millones, respectivamente, y fianzas bancarias a favor de entidades financieras por US$3.2 millones. El monto total de avales y fianzas otorgados representa el 11.3% de su patrimonio.

RESEÑA HISTORICA

En 1922 nace la empresa Enrique Ferreyros y Cia. por iniciativa de Enrique Ferreyros Ayulo y tres socios quienes, contando con un pequeño capital, se dedicaron a la comercialización en Lima de productos de consumo. En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la mentalidad de la empresa. A partir de 1965 se inicia la descentralización de la compañía, constituyendo oficinas en provincias así como diversas compañías filiales. En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima.

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo para poder en los años noventa concentrar esfuerzos en el negocio de bienes de capital. Así, en los primeros años de esta década toma nuevas representaciones para completar la línea Caterpillar y atender mejor a los sectores de minería, agricultura y transporte. Hacia 1994 la compañía inicia el negocio de alquiler de equipo pesado y la venta de equipo usado que permitan satisfacer mayores necesidades de los clientes. Paralelamente, la empresa se prepara para asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización e ingreso de nuevos agentes a la economía peruana. En esta dirección, a partir de 1995, la compañía viene realizando importantes inversiones para mejorar la infraestructura de oficinas y talleres y en preparar a su personal de servicio para atender los contratos de mantenimiento y reparaciones a grandes flotas de maquinaria.

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores.

Respondiendo al crecimiento experimentado y al que se produzca en el futuro, en 1997 la compañía realizó una exitosa emisión y colocación de acciones en el ámbito nacional e internacional, haciéndose posible un aumento de su patrimonio en US$ 22 millones.

En julio de 1998 Ferreyros realizó la primera emisión de bonos de titulización en el país por US$ 20 millones y en 1999 lanzó la tercera emisión de bonos corporativos por US$ 30 millones, luego que en 1994 y 1996 lanzara sus dos primeras emisiones. Del mismo modo, en 1999, realizó la primera emisión por US$ 15 millones de un programa de titulización registrado ante la CONASEV por US$ 45 millones. En los meses de marzo y setiembre del 2002 pagó su tercera emisión de bonos corporativos por un total de US$ 30 millones, En el mes de agosto del mismo año emitió la primera serie de su cuarta emisión por US$15 millones.

ACTIVIDADES COMERCIALES

ASPECTOS GENERALES

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia una gama diversificada de sectores de la actividad económica como minería, construcción, agricultura, energía, pesca y transporte. Es la única distribuidora de Caterpillar en el Perú desde 1942.

Además de la maquinaria y los motores Caterpillar, Ferreyros comercializa una amplia gama de equipos, incluyendo los compresores y perforadoras Ingersoll Rand, tractores Massey Ferguson, una línea de camiones pesados Kenworth y una línea de camiones ligeros Chevrolet. La compañía es líder del mercado por un amplio margen para la mayoría de los productos que ofrece. En el año 2002, la línea Caterpillar representó, aproximadamente, el 91% de sus ventas.

La empresa dispone de la red más grande de talleres para reparación de maquinaria y equipos pesados del país y de un grupo de técnicos calificados, pues el continuo éxito en las ventas de maquinaria pesada y equipos seguirá dependiendo de la calidad del producto y del servicio posventa.

PANORAMA GENERAL DE SECTORES ECONOMICOS CLAVES EN EL PERU

La comercialización de bienes de capital en el Perú depende en gran medida del nivel de crecimiento de la economía peruana, particularmente en sectores tales como minería, construcción, pesca, agricultura, transporte y energía, donde se venden los productos de Ferreyros. Es importante considerar que la disponibilidad de los bienes de capital es el primer paso para el crecimiento del país, por lo que puede haber una diferencia en el tiempo entre el crecimiento en la economía peruana y la demanda por bienes de capital. Asimismo, la importación de bienes de capital es indispensable para el desarrollo de cualquier rama industrial, tomando en consideración el importante papel que desempeña la tecnología para alcanzar niveles de competitividad y eficiencia requeridos por el mercado.

El crecimiento sostenido de algunos sectores como construcción y minería en los cinco años anteriores a 1998 impulsó la compra de maquinaria, reflejándose esta situación en las cifras globales de importación de bienes de capital que durante dichos años presentaron un crecimiento de 21.5% promedio anual. La desaceleración del crecimiento de la actividad económica en los últimos años ha repercutido negativamente en la importación de bienes de capital. Sin embargo, dadas las buenas perspectivas de crecimiento en el mediano plazo de los sectores económicos y la dependencia de maquinaria del exterior, las importaciones de bienes de capital deben incrementarse en los próximos años conforme al desenvolvimiento de la economía.

COMPETENCIA

Pocos mercados, como el peruano, pueden mostrar la variedad de máquinas, y equipos que son ofrecidos en el país por un gran número de proveedores. Dada la amplitud de las líneas que ofrece, Ferreyros compite en forma segmentada con muchos de esos proveedores, que representan diversas marcas.

En maquinaria de movimiento de tierra los principales competidores son Komatsu, Volvo, Case, John Deere y Fiat Allis.

En motores diesel compite principalmente con Wartsila, Man, Detroit Diesel, Cummins, FG Wilson y Volvo.

En repuestos para maquinaria Caterpillar existen varios fabricantes de repuestos no genuinos que cubren pequeños segmentos del mercado.

En la línea de tractores agrícolas, los principales competidores son John Deere y Ford New Holland.

En compresoras portátiles de aire, nuestras máquinas Ingersoll Rand compiten con Sullair y Atlas Copco, y en perforadoras de roca para minería con Drilltech y Atlas Copco. Los cargadores de bajo perfil Caterpillar Elphistone compiten con Atlas Copco Wagner y Sandvik Tamrock.

En camiones, la línea Kenworth compite con Volvo y Scania, en un mercado en que también participan Freightliner, Mercedes Benz y otros.

En casi todas estas líneas, la buena calidad de los productos que distribuye, el calificado servicio posventa, la amplia red de sucursales y oficinas y el importante volumen de repuestos que ofrece, han generado las preferencias de la clientela que ha convertido a casi todos los productos que comercializa Ferreyros en líderes de sus respectivos mercados

FINANZAS

En el año 2002, la empresa continuó con la reducción de pasivos ya mostrada el año anterior. Así, el monto total de pasivos bajó de US$ 179.1 millones en diciembre del 2001 a US$ 138.4 millones en diciembre del 2002. La empresa mantiene su objetivo de reducir el nivel de endeudamiento y adecuar su nivel de activos y pasivos a los nuevos volúmenes de venta.

En el año 2003 se continuará con la venta de inventarios y la venta de otros activos como es el caso de su inversión en una empresa constituida en Bolivia, la cual se encuentra en proceso de venta.

La reducción de los pasivos fue posible básicamente por la reducción de inventarios, de cuentas por cobrar y también por la mejora en los resultados de la empresa.

Fuentes de financiamiento

A lo largo del año la empresa siguió contando con el apoyo financiero de su representada Caterpillar para el financiamiento de inventarios.
Los financiamientos bajo esta línea alcanzaron al cierre del año 2002 US$ 45.5 millones, todos a un plazo de 12 meses. Asimismo, cabe señalar el gran apoyo de Caterpillar Financial Services (brazo financiero de Caterpillar) quien mantuvo una línea de $70 millones a la empresa, dentro de la cual se realizó a lo largo del año operaciones de mediano plazo. La utilización de dicha línea al 31 de diciembre del 2002 alcanzó US$ 50.0 millones, bajo operaciones directas y US$ 4.8 millones bajo operaciones indirectas. Puede mencionarse en particular una operación por $22 millones a un plazo de 7.5 años con un pago del 50% al final de dicho plazo. En el mes de setiembre la empresa obtuvo la aprobación de Exim Bank para una línea de financiamiento de importaciones a un plazo de 3 años por un monto de US$10 millones.

La empresa como en años anteriores, se mantuvo activa en el mercado de capitales. Pagó su tercera emisión de bonos corporativos en los meses de marzo y setiembre, por un total de US$30 millones y en el mes de agosto emitió la primera serie de su cuarta emisión por US$15 millones. También dentro del programa de papeles comerciales realizó una emisión de $3 millones en el mes de febrero del 2002, y pagó varias emisiones que vencían a lo largo del año. Al cierre del año, todos los papeles comerciales se habían cancelado. En diciembre del 2002, la empresa se preparaba para completar en los primeros meses del 2003 la emisión de su cuarto bono corporativo por otros US$15 millones y una emisión de papeles comerciales por US$6 millones.

Por su parte, el sistema financiero local continuó ofreciendo a la empresa importantes líneas de crédito para financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales.

A lo largo del año se mejoró el ratio corriente pasando de 0.92 en diciembre del 2001 a 1.28 en diciembre del 2002. La emisión de bonos corporativos, la utilización de las líneas de financiamiento a mediano plazo del exterior, y la venta de activos generarán recursos para continuar mejorando la liquidez de la compañía a los largo del 2003.

Durante el año 2002 la empresa no realizó nuevas emisiones de titulización, habiéndose limitado a transferir cuentas por cobrar dentro de las estructuras de titulizaciones existentes. Se mantuvo los bonos de titulización por US$15 millones, US$4 millones y US$17 millones. El bono de US$17 millones comenzará a ser amortizado a fines del primer trimestre del 2003 y el bono por US$15 millones será cancelado en diciembre del 2003.

La empresa planea mantener la titulización como una fuente de financiamiento para sus operaciones de financiamiento de ventas y al cierre del año 2002 se encontraba estudiando nuevas operaciones de este tipo.

Gastos financieros

Además de haber podido reducir su deuda y mostrar modificaciones en la composición del financiamiento, la empresa se vio beneficiada por segundo año consecutivo por la reducción de las tasas de interés. Cabe señalar que parte importante de los pasivos de la empresa provienen de su proveedor Caterpillar o del brazo financiero de ésta y las tasas están referidas a la libor más un spread. La tasa libor de 3 meses pasa de 1.82% a 1.40% entre enero y diciembre del 2002 (la variaciòn de enero a diciembre del 2001 fue de 6.4% a 1.88%), mientras que la libor a 12 meses lo hizo de 2.35% a 1.58%. De otro lado el financiamiento local fue obtenido mayormente a través del mercado de capitales. La emisión de bonos que se canceló en el ejercicio fue emitida hace 3 años a una tasa de interés de 10 y 10.5% respectivamente, mientras que la nueva emisión se ha realizado a una tasa de 7.5%. A lo largo del año la empresa también contó con financiamiento vía papeles comerciales a tasas de 5.96% a 7.75%.

En cifras absolutas el gasto financiero para el ejercicio 2002 fue de US$12.1 millones comparado con los $16.5 millones del año 2001 y los $19.6 millones del año 2000. Si bien no se espera mayores reducciones en las tasas de interés internacionales, el promedio de tasas de interés para el año 2003 debiera ser ligeramente menor al promedio del año 2002 y el nivel de endeudamiento también, con la consecuente reducción del gasto financiero en cifras absolutas.

Principales activos

En cuanto a los activos cabe señalar la reducción en los inventarios de US$85.9 millones al cierre del 2001 a US$65.5 millones al cierre del 2002. Dicha reducción se experimentó gracias a la venta de parte del sobrestock de unidades nuevas y usadas, a un programa de racionalización en los inventarios de repuestos a nivel nacional y a mejoras implementadas en procesamiento de órdenes de trabajo en los talleres.

Por su parte, las cuentas por cobrar mostraron una mayor rotación del portafolio proveniente de ventas de repuestos y servicios. En cuanto a la morosidad ésta mejoro mostrando un índice de 4.6% para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa en los últimos años se ha venido aumentando las provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi. La empresa considera que la provisión cubre las pérdidas esperadas tomando en cuenta las garantías con las que se cuenta.

En lo que respecta a nuevas inversiones, la empresa se limitó a efectuar algunas mejoras en el CRC y en los demás Talleres considerando que en los últimos años se han realizado inversiones importantes que le permiten atender las necesidades propias del negocio.
A pesar de ello, hubo que invertir más de US$ 2 millones en reposiciones y mejoras impostergables de equipos de computación, algunas máquinas para la flota de alquiler, componentes para proteger la flota minera y algunos equipos para talleres.

Por otra parte a finales del ejercicio, se inicio las negociaciones para la venta de la inversión de Ferreyros en una empresa constituida en la República de Bolivia; negociaciones que deben concluir en los primeros meses del año 2003.

Los saldos de caja representan en promedio una semana de egresos. La caja de la compañía se maneja en dólares americanos para atender las obligaciones y gastos operativos que son mayormente en dicha moneda. Se realiza operaciones de venta de moneda extranjera a través de las diferentes entidades del sistema financiero local, casi diariamente, sobretodo para el pago de los impuestos de importación así como otros impuestos y otros gastos de operación que se pagan en moneda nacional. Los excedentes de caja se depositan en cuentas del sistema financiero o se realizan depósitos en moneda extranjera en bancos de reconocido prestigio y solvencia. Asimismo, se realiza inversiones en fondos mutuos para mejorar la rentabilidad de los excedentes.

INFRAESTRUCTURA

Las principales propiedades de la empresa consisten en los terrenos y edificios donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario.

La compañía tiene su oficina central en Lima y sucursales en las ciudades de Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa y Cusco, las cuales se localizan en propiedades de la Compañía . La Compañía también cuenta con oficinas en las ciudades de Ica, Huancayo, Ayacucho y Huaypetuhe, en locales alquilados, excepto la de Huaypetuhe que es propia .

PROCESOS LEGALES

La compañía se ha constituido en parte de ciertos procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante. Debe señalarse, sin embargo, que a finales del ejercicio la compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.6 millones. La Gerencia de la Empresa, basada en la opinión de sus asesores legales considera que este juicio es improcedente y que el resultado final será favorable a la Compañía.

Por otra parte, en el mes de noviembre del año 2001, la compañía presentó un recurso al Tribunal Fiscal en relación a una Resolución de SUNAT por la cual fija en casi 1 millón de soles más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario. En el mes de febrero de 2003, el Tribunal Fiscal ha resuelto declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley N° 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento".

SUBSIDIARIAS

La Compañía mantiene inversiones en varias subsidiarias. Al 31 de diciembre de 2002, su participación en el capital social de las mismas es como sigue:

Orvisa S.A..	99.00%
Heavy Machinery Services Ltd.	100.00%
Fiansa S.A.	99.00%
Depósitos Efe S.A.	99.00%
Motorindustria S.A.	99.99%
Domingo Rodas S.A.	75.01%
Unimaq S.A.	99.99%
Matreq Ferreyros S.A.	99.00%

ORVISA S.A.

Orvisa, constituida en 1973, es una subsidiaria de la Compañía que realiza operaciones en Iquitos, Tarapoto, Pucallpa, Bagua Chica y Nueva Cajamarca, ciudades localizadas en la región de la selva amazónica del Perú. Orvisa ofrece las mismas líneas de productos que Ferreyros y es el líder del mercado para las tres líneas de productos que generan la mayor demanda en la región, como son la maquinaria agrícola, los motores marinos y el equipo forestal.

Por ser una empresa situada en la región de la selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios.

En el año 2002, ORVISA generó ingresos por S/.35.2 millones y una utilidad neta de S/.3.0 millones.

HEAVY MACHINERY SERVICES LTD.

Heavy Machinery es una subsidiaria de propiedad de la compañía, constituida en el exterior. Se dedica a la venta de maquinaria pesada a grandes empresas que operan en el Perú y que generalmente son subsidiarias de empresas multinacionales que obtienen financiamiento en el exterior e importan directamente de los fabricantes. En el año 2002, no realizó ninguna operación importante.

FIANSA S.A.

Fiansa es una subsidiaria constituida en 1968 y domiciliada en la ciudad de Trujillo. Su actividad económica original fue la fabricación y venta de implementos agrícolas, implementos industriales y tableros eléctricos a la que dedica hoy una parte pequeña de su producción. En los últimos años se ha orientado a la realización de trabajos de metal mecánica y montaje e instalaciones eléctricas.

En el año 2002, Fiansa generó ingresos por S/.10.4 millones y una pérdida de S/.3.1 millones, derivado principalmente de la caída de ventas en los sectores en que actúa.

DEPOSITOS EFE S.A.

Depósitos Efe es una subsidiaria constituida en 1983. Su actividad económica es la prestación de servicios de almacenaje simple y de depósito aduanero autorizado.

En el año 2002, Depósitos Efe generó ingresos por S/. 1.3 millones y una utilidad neta de S/. 0.2 millones.

MOTORINDUSTRIA S.A.

Motorindustria es una subsidiaria constituida en 1987. Su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios. La Junta General de Accionistas en 1995 acordó la suspensión temporal de sus actividades encargando, a partir de octubre de 1995, la administración de Motorindustria a Ferreyros. El 1ro. de julio de 1998 la Junta General de Accionistas acordó su reactivación y actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria. Su actividad está muy ligada al Centro de Remanufactura de Componentes de Ferreyros.

En el año 2002, Motorindustria generó ingresos por S/. 16.8 millones y una utilidad neta de S/. 2.0 millones.

DOMINGO RODAS S.A.

Domingo Rodas S.A. es una subsidiaria constituida en 1979 en la ciudad de Tumbes. Su actividad económica principal es el cultivo, crianza, extracción, industrialización y comercialización de langostinos.

En el año 2002, Domingo Rodas generó ingresos por S/.3.0 millones y una pérdida de S/.0.5 millones. Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación, hoy ha perdido significado dentro de la concentración de Ferreyros en el negocio de bienes de capital, por lo que su permanencia dentro de la organización está en proceso de revisión.

UNIMAQ S.A.

Unimaq es una compañía constituida en febrero de 1999. Su actividad económica principal es la comercialización de equipos livianos para la minería, construcción e industria, así como la venta de repuestos y prestación de servicios de taller.

En el 2002, generó ingresos por S/.26.8 millones y una utilidad neta por S/.1.0 millones.

MATREQ FERREYROS S.A.

Matreq Ferreyros es la única distribuidora de productos Caterpillar en Bolivia. En el año 2002, Matreq Ferreyros generó ingresos por S/83.9 millones y una utilidad neta de S/.0.2 millones.

La Compañía ha iniciado negociaciones con la empresa canadiense Finning para vender el integro de las acciones de Matreq y concentrar su atención en los negocios en el Perú así como consolidar su situación financiera. A la fecha, las negociaciones no han concluido.

OTRAS INVERSIONES:

La compañía también mantiene una participación accionaria de 12.98% en La Positiva Seguros y Reaseguros S.A., una empresa constituida en el Perú el año 1937, y cuya actividad económica principal es la contratación de seguros generales y de vida.

ASPECTO BURSATIL

Al cierre del 2002, la compañía tenía inscritos en el Registro Público del Mercado de Valores acciones de propia emisión, bonos corporativos y papeles comerciales.

ACCIONES COMUNES

El capital social de la compañía está formado por 161,850,384 acciones comunes en circulación con un valor nominal de S/. 1.10 cada una. La cotización de apertura del año fue de S/.0.38 y la de cierre fue de S/ 0.46, llegándose a una cotización máxima de S/.0.67 en enero y a una mínima de S/.0.26 en julio. El precio promedio de la acción en el año 2001 fue de S/.0.37. Las cotizaciones mensuales de la acción durante el año 2002 se muestran en el anexo 1.

BONOS CORPORATIVOS

Los Bonos Ferreyros – Tercera Emisión fueron redimidos en el año 2002. Al 31 de diciembre del año 2002, estaba vigente en el mercado de capitales la primera emisión de los Bonos Ferreyros – Cuarta Emisión por US$ 15 millones.

Los Bonos Ferreyros . Cuarta Emisión quedaron inscritos según resolución Conasev N°056-2002-EF/94.11.

Las características del bono según consta en el contrato de emisión y en el prospecto informativo son las siguientes:

Instrumento: Bonos Ferreyros – Cuarta Emisión
Clase: Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado: US$ 30,000,000
Valor nominal: US$1000 cada uno
Series: Una o más
Plazo: 3 años
Periodicidad de pago de intereses: Por trimestre vencido
Amortización: 100% del capital al vencimiento de 3 años

En agosto del 2002, se colocó la primera serie por US$ 15,000,000 con las siguientes características:

Monto en circulación: US$ 15,000,000
Fecha de emisión: 29 de agosto del 2002
Fecha de redención: 29 de agosto del 2005

Tasa de interés: 7.5 nominal anual, con un año base de 360 días.

Las cotizaciones mensuales de los Bonos Ferreyros – Cuarta Emisión en el año 2002 se muestran en el anexo 2.

PAPELES COMERCIALES

Mediante Resolución Conasev N° 003-2201-EF/94.11 del 19 de enero del 2001 quedó inscrito en el Registro Público del Mercado de Valores el primer programa de instrumentos a corto plazo Ferreyros por un máximo de US$30.0 millones así como la primera emisión del programa por un máximo de US$15.0 millones. Asimismo, mediante Resolución Conasev N°003-2001-EF/94.11 del 30 de mayo del 2001 quedó inscrita la segunda emisión del programa hasta por US$15.0 millones. A lo largo del año 2001 se emitieron seis series. En el año 2002 solo se emitió una serie dentro de la primera emisión por US$ 3 millones. Todas las emisiones colocadas dentro de estas dos series fueron totalmente pagadas a su vencimiento, no quedando ninguna vigente al cierre del año 2002. A fines del año 2002, se encontraba en trámite de registro ante la Conasev la tercera serie dentro de la cual se planeaba realizar emisiones en enero del 2003.

El programa de papeles comerciales vencerá en enero del 2003. Con posterioridad a esta fecha, se inscribirá un nuevo programa.

ADMINISTRACION

El Directorio se encuentra conformado de la siguiente manera:

Carlos Ferreyros Aspíllaga	Presidente
Eduardo Montero Aramburú	Vice-Presidente
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Oscar Espinosa Bedoya	Director Gerente General

Las siguientes personas son los funcionarios ejecutivos de la Compañía:

Oscar Espinosa Bedoya	Director Gerente General
Gustavo Moreno Barrera	Gerente Central de Maquinaria
Hugo Sommerkamp Molinari	Gerente Central de Administración y Control De Gestión
José Miguel Salazar	Gerente de División de Minería
Mariela García de Fabbri	Gerente de la División de Finanzas
Víctor Astete Palma	Gerente de la División de Contraloría
Andrés Gagliardi Wakeham	Gerente de la División de Personal
Raúl Vásquez Erquicio	Gerente de la División de Auditoría Interna
Luis Bracamonte Loayza	Gerente de la División de Sucursales
José López Rey Sánchez	Gerente de la División de Repuestos y Servicio

CURRICULUM VITAE

Oscar Espinosa Bedoya
Oscar Espinosa ocupa la Gerencia General de Ferreyros S.A.A. desde 1983. Ingresó a la compañía en 1981. Anteriormente fue Presidente de Interbank, COFIDE y otras entidades financieras, así como director ejecutivo del Banco Mundial. Es ingeniero civil con postgrado en economía, finanzas y administración de empresas.

Gustavo Moreno Barrera
Gustavo Moreno se desempeñó desde 1990 como Gerente de la División de Máquinas y Motores Caterpillar. A partir del 31 de diciembre de 1998 asumió el cargo de Gerente Central de Maquinaria. Tiene 35 años trabajando en la compañía, 20 de los cuales han sido en el área de ventas. Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar.

Hugo Sommerkamp Molinari
Hugo Sommerkamp ocupa el cargo de Gerente Central de Administración y Control de Gestión desde el 1° de julio del 2001. Anteriormente, fue Gerente Central de Administración y Finanzas desde el 31 de diciembre de 1998 y Gerente de la División de Finanzas desde marzo de 1996, fecha en la que se reincorporó a Ferreyros. Entre 1985 y 1990 desempeñó el cargo de Gerente de Contraloría de las subsidiarias del Grupo Ferreyros. Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza). Es contador público colegiado de la Pontificia Universidad Católica del Perú con cursos de especialización en Auditoría y Finanzas tanto en el Perú como en el extranjero.

José Miguel Salazar
José Miguel Salazar desempeña el cargo de Gerencia de Divisón Minería, creada el año 2001. Desde el año 1996 y hasta su incorporación a la Compañía en enero del año 2001, desempeñó el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa subsidiaria de la Compañía. Anteriormente, trabajó en Ferreyros entre los años 1969 y 1990, desempeñando diferentes funciones en áreas comerciales y administrativas, llegando a ser Gerente de la División de Finanzas en 1988. Entre los años 1990 y 1995 ocupó cargos similares en otras empresas del medio. Ha participado en diferentes cursos en el país así como en seminarios organizados por Caterpillar.

Mariela García de Fabbri
Mariela García de Fabbri desempeña el cargo de Gerente de División Finanzas desde julio del año 2001. Ingreso a la Compañía en el año 1988 y ha tenido a su cargo diferentes cargos en el área de finanzas. Recientemente se desempeñaba como Gerente de Tesorería . Actualmente, es Vicepresidente de la Asociación Procapitales y Directora de IPAE. Ha sido investigadora y miembro del comité editorial de publicaciones del Consorcio La Moneda. Es licenciada en Economía de la Universidad del Pacífico.

Víctor Astete Palma
Víctor Astete trabaja en Ferreyros desde 1977 y se desempeña como Gerente de la División de Contraloría desde 1996. Anteriormente ocupó diferentes cargos en las gerencias de contabilidad, presupuestos, asesoría contable y contraloría de inversiones. Se graduó como Contador Público en la Universidad Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

Andrés Gagliardi Wakeham
Andrés Gagliardi ocupa el cargo de Gerente de la División de Personal desde 1986 y cuenta con 32 años de experiencia. Anteriormente ha desempeñado cargos similares en otras empresas de prestigio. Es bachiller en Relaciones Industriales de la Universidad San Martín de Porres y ha seguido diversos cursos, seminarios y congresos de su especialidad.

Raúl Vásquez Erquisio
Raúl Vásquez es Gerente de la División de Auditoría Interna desde 1978. Anteriormente fue Gerente Administrativo-Financiero de la Cia. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen & Co. Es graduado como bachiller en ciencias económicas y comerciales y como contador público colegiado en la Universidad Nacional Mayor de San Marcos.

Luis Bracamonte Loayza
Luis Bracamonte se desempeña como Gerente de la División Sucursales desde 1997. Trabaja hace 20 años en Ferreyros y anteriormente ha tenido a su cargo diferentes cargos en las gerencias de sucursales y subgerencias de créditos y cobranzas. Realizó estudios universitarios en Administración de Empresas en la Universidad de Lima y cursos de postgrado en ESAN.

José López Rey Sánchez
José López ocupa el cargo de Gerente de División de Repuestos y Servicio desde 1999. Tiene 18 años laborando en la Compañía. Anteriormente, fue Gerente de Servicios desde 1994 hasta 1998. Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería. Ha seguido cursos de Administración y Contabilidad Gerencial en ESAN.

RECURSOS HUMANOS

Los aspectos relativos a la administración del personal de la Compañía se encuentran a cargo de la Gerencia de la División de Personal. Al finalizar el año 2002, laboraban en la compañía 1,098 trabajadores tanto en su oficina principal como en provincias.

La variación de dicho personal en los 2 últimos años fue como sigue:

	2002	2001	2000	Variación 02/01	Variación 01/00
Permanente :					
Personal ejecutivo	28	29	30	-1	-1
Personal técnico	342	415	412	-73	3
Empleados y vendedores	135	169	195	-34	-26
Obreros	565	638	557	-73	81
Subtotal	1070	1251	1194	-181	57
Eventual	28	23	21	5	2
Total	1098	1274	1215	-176	59

El clima laboral en Ferreyros es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa. Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes. El Sindicato de Empleados que por muchos años tuvo vigencia, dejó de existir en 1993. El Sindicato de Obreros está conformado por un total de 94 trabajadores afiliados. Los pactos colectivos se negocian con los representantes de los trabajadores en enero de cada año.

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores.

ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la compañía al 31 de diciembre del 2002 y 2001. Para este propósito, algunas cifras han sido reclasificadas en el estado de ganancias y perdida que se muestra a continuación, para incluir las ventas por pedido directo en ventas netas y costo de ventas.

ESTADO DE GANANCIAS Y PERDIDAS
(En millones de soles constantes)

	2002		2001		
	Importe	%	Importe	%	Variac. %
Ventas netas	654.0	100.0	701.8	100.0	(6.8)
Costo de ventas	494.9	75.7	547.8	78.1	(9.7)
Utilidad en ventas	159.1	24.3	154.0	21.9	3.3
Otros ingresos de operaciones	3.2	0.5	3.3	0.5	(5.3)
Utilidad bruta	162.3	24.4	157.3	22.4	3.2
Gastos de venta y Administración	115.2	17.6	130.8	18.6	(11.9)
Utilidad en operaciones	47.1	7.2	26.5	3.8	77.6
Ingresos financieros	20.7	3.2	18.8	2.7	10.1
Gastos financieros	(42.9)	(6.6)	(59.0)	(8.4)	(27.3)
Dividendos	-	-	3.8	0.5	
Otros ingresos (egresos), neto	(1.7)	(0.3)	2.0	0.3	
Utilidad (pérdida) antes de resultado por exposición a la inflación	23.2	3.5	(7.9)	(1.1)	
Resultado por exposición a la Inflación	(8.1)	(1.2)	1.2	0.2	
Utilidad (pérdida) antes participaciones e impuesto	15.1	2.3	(6.7)	(1.0)	
Participación de los trabajadores	(1.0)	(0.2)	0.3		
Utilidad (pérdida) antes de impuesto	14.1	2.2	(6.4)	(0.9)	
Impuesto a la renta	(3.5)	(0.5)	0.6	0.1	
Utilidad (pérdida) neta	10.6	1.6	(5.8)	(0.8)	

VENTAS NETAS

Las ventas de stock y de pedido directo efectuadas por las compañía –todas en el mercado nacional- en los años 2002 y 2001 son las siguientes:

	2002	2001	Variación %
División Caterpillar	128.5	206.6	(37.8)
División Equipos	28.8	29.7	(3.0)
División Automotriz	3.7	15.9	(76.7)
	161.0	252.2	(36.2)
Repuestos y Servicios	436.0	393.1	10.9
Alquileres	34.0	28.8	18.2
Unidades Usadas	23.0	27.7	(16.9)
Total	654.0	701.8	(6.8)

Las ventas netas en el año 2002 ascendieron a S/.654.0 millones, en comparación con S/. 701.8 millones del año anterior, una disminución de 6.8%, ocasionada por: a) a menores ventas de máquinas Caterpillar a empresas de la gran minería cuyos requerimientos de equipos de movimiento de tierra (especialmente de camiones fuera de carretera) fueron menores que los del año anterior; y b) a menores ventas de Equipos, Automotriz y Maquinas Usadas, como consecuencia de la recesión que, en el año 2002, continuó afectando sectores importantes de la economía del país. Estas menores ventas, sin embargo, fueron compensadas en parte con el incremento de 10.9% en las ventas de repuestos y servicio y de 18.2% en los ingresos por alquiler de equipos. El incremento de las ventas de repuestos y servicios fue generado, principalmente, por una mayor demanda de servicio posventa del parque de maquinaria Caterpillar vendida a empresas de la gran minería en años anteriores.

UTILIDAD EN VENTAS

La utilidad en ventas en el año 2002 ascendió a S/.159.1 millones (24.3% de las ventas netas), en comparación con la obtenida en el año anterior que fue de S/.154.0 millones (21.9% de las ventas netas). En términos absolutos, la utilidad en ventas del año 2002 fue mayor en S/.5.1 millones a la obtenida en el año anterior. Asimismo, en términos relativos, la utilidad en ventas del año 2002 también fue mayor que la del año anterior (24.3% vs 21.9%) y se debe, principalmente, a que en al año 2002 las ventas de repuestos y servicios y los ingresos por alquiler de equipos (que tienen márgenes brutos mas altos que las ventas de productos principales) tuvieron una mayor participación en la venta total de la Compañía.

OTROS INGRESOS DE OPERACION

Tanto en el año 2002 como en el año 2001, este rubro incluye ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en

función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración en el año 2002 ascendieron a S/.115.2 millones en comparación con S/.130.8 millones del año anterior, una disminución de 11.9%, que se explica por una reducción de gastos de personal y otros gastos de operación debido a la aplicación de un programa de mejoramiento de los procesos técnicos y administrativos de las principales áreas de la Compañía. Cabe destacar que, en relación con el año anterior, en el año 2002, la Compañía ha registrado en este rubro una mayor gasto de S/.7.6 millones por provisión para cobranza dudosa principalmente de cuentas por cobrar de clientes que se acogieron a la Ley General del Sistema Concursal (Indecopi).

INGRESOS FINANCIEROS

Los ingresos financieros del año 2002 ascendieron a S/.20.7 millones, en comparación con S/. 18.8 millones del año anterior, un aumento de 10.1%, debido a un aumento de S/. 1.5 millones de intereses de ventas a plazo devengados en el ejercicio y de S/.0.4 millones de intereses de depósitos en instituciones financieras.

GASTOS FINANCIEROS

Los gastos financieros del año 2002 ascendieron a S/.42.9 millones en comparación con S/.59.0 millones del año anterior, una disminución de 27.3%, que se explica por: a) una reducción del pasivo promedio por S/. 100.4 millones (el pasivo promedio del año 2002 ascendió a S/. 557.1 millones, en comparación con S/.657.5 del año 2001); y b) una disminución de la tasa de interés promedio de las obligaciones de la Compañía, gracias a una reducción de las tasas de interés en el mercado financiero internacional.

OTROS INGRESOS (EGRESOS), NETO

En el año 2002, este rubro fue un egreso neto de S/. 1.7 millones, en comparación con un ingreso neto de S/. 2.0 millones del año anterior. En el año 2002, la Compañía registro en este rubro, principalmente, los siguientes conceptos: a) egreso de S/ 4.6 millones por indemnizaciones pagadas a personal que se retiro de la Compañía como consecuencia de las medidas mencionadas en la sección Gastos de Venta y Administración; b) egreso de S/. 5.1 millones por desvalorización de existencias; c) ingreso por S/ 5.4 millones por utilidades de subsidiarias; y d) ingresos diversos, neto, por 2.6 millones. Por otra parte, en el año 2001, registró, básicamente, las siguientes operaciones: a) ingreso de S/. 2.4 millones por utilidades de subsidiarias; y b) egresos diversos, neto, por S/.0.4 millones.

RESULTADO DE EXPOSICION A LA INFLACION (REI)

De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real en el caso de la

Compañía, ya que sus precios de venta son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por la actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el año 2002, el REI arrojó una pérdida de S/.8.1 millones en comparación con una utilidad de S/.1.2 del año anterior. La pérdida del año 2002 se explica por una devaluación de 2% que ocasionó una pérdida en cambio superior a la utilidad que generó una inflación de 1.7% en la actualización de los activos no monetarios. En el año 2001, la utilidad en cambio que generó una devaluación negativa de -2.3% fue superior a la pérdida que ocasionó una inflación negativa de -2.19% en la actualización de los activos no monetarios.

PARTICIPACION DE LOS TRABAJADORES E IMPUESTO A LA RENTA

La participación de los trabajadores e impuesto a la renta registrados al 31 de diciembre del año 2002 y 2001 han sido calculados de acuerdo con las normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del año 2002 ascendió a S/.10.6 millones, en comparación con la pérdida de S/.5.8 millones del año anterior. La utilidad neta del año 2002 se explica por un aumento del margen bruto y de los ingresos financieros así como por una disminución importante de los gastos de operación y gastos financieros, que permitieron cubrir la pérdida por REI y el saldo negativo de Otros Ingresos (Egresos) así como aumentar la utilidad neta en un importe de S/.16.4 millones en relación con el resultado del año anterior.

ANALISIS DEL BALANCE GENERAL

Al 31 de diciembre del 2002, el total de pasivos ascendió a S/.487.7 millones en comparación con S/.627.6 millones a la misma fecha del año anterior, una disminución de S/.139.9 millones. De otro lado, al 31 de diciembre del 2002, el total de activos ascendió a S/.731.8 millones en comparación con S/.866.6 al cierre del año anterior, una disminución neta de S/.134.8 millones. Las variaciones más importantes entre las cuentas del activo al 31 de diciembre del año 2002 y 2001 son las siguientes:

- Disminución neta de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/.40.3 millones, debido a las siguientes transacciones: a) disminución de S/.26.9 millones por cobranzas efectuadas en el período; y b) disminución de S/.13.4 por aumento de la provisión para cuentas de cobranza dudosa.

- Disminución de Inventarios por S/. 70.7 millones, atribuible a las siguientes operaciones: a) disminución de S/.45.9 millones por ventas efectuadas en el período; b) disminución de S/.8.8 millones por exportación de repuestos de lenta rotación; c) disminución de S/.8.2 por mayor facturación de servicios en proceso; y d) disminución de S/.7.8 millones por aumento de la provisión para desvalorización de existencias.

- Disminución de Otras Cuentas por Cobrar (con vencimiento corriente y a Largo Plazo) por S/. 21.4 millones, originada por: a) disminución de S/. 8.5 millones por aporte efectuado a una subsidiaria mediante la capitalización de una deuda que ésta mantenía

con la Compañía Matriz; b) reducción de S/.13.8 millones por disminución de cuentas por cobrar entregadas en garantía a patrimonios en fideicomiso; c) disminución de S/. 9.5 millones por adelanto de impuesto a la renta pagado el año 2001 y aplicado como crédito contra el impuesto a la renta del año 2002; d) aumento de S/ 8.6 millones por canje de acciones por cuentas por cobrar; y e) otras aumentos por S/. 1.8 millones.

- Incremento de Inversiones en Valores por S/. 9.8 millones, como resultado de las siguientes operaciones: a) una disminución de S/. 8.6 millones por canje de acciones por cuentas cobrar no comerciales; b) aumento de S/.8.5 millones por aporte de capital efectuado a una subsidiaria; c) aumento de S/.5.4 millones por utilidades netas de subsidiarias; y d) aumento neto de S/. 4.5 en otras inversiones.

- Disminución neta del Activo Fijo por S/.19.6 millones, debido a las siguientes transacciones: a) disminución de S/10.5 millones por transferencia neta de equipos de alquiler al inventario; b) disminución de S/. 9.5 millones por venta de una flota de camionetas, la cual fue reemplazada por unidades alquiladas; c) aumento de S/.11.8 millones por compras de componentes de protección y equipos de alquiler. d) disminución por S/. 9.0 millones por aumento neto de la depreciación acumulada; y e) otras disminuciones por S/. 2.4 millones.

- Aumento en Impuesto a la Renta y Participación de los Trabajadores Diferidos por S/. 3.9 millones, debido a partidas temporales (tales como provisión para desvalorización de existencias y diferencias entre algunas tasas de depreciación contables y tributarias) que serán reconocidas como gasto deducible para efectos tributarios en los siguientes ejercicios.

- Disminución de Otros Activos por S/.2.0 millones, debido a la amortización de Plusvalía Mercantil pagada en años anteriores por la adquisición de una subsidiaria.

LIQUIDEZ DE LA EMPRESA

El ratio corriente al 31-12 02 es de 1.28, mayor que el ratio corriente de 0.92 al 31-12-01.

El ratio de apalancamiento financiero al 31-12-02 es de 1.92, en comparación con el ratio de 2.17 al 30-09-02 y de 2.62 al 31-12-01.

Esta mejora significativa en los ratios financieros ha sido posible gracias a la importante disminución de activos y pasivos mencionada líneas arriba.

CAMBIOS EN LOS RESPONSABLES DE LA ELABORACION Y REVISION DE LA INFORMACION FINANCIERA

Durante los años 2002 y 2001 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la Compañía.

Al concluir esta Memoria, el directorio expresa nuevamente su reconocimiento a todos los clientes de la empresa, cuya preferencia le ha permitido alcanzar en el año 2002 importantes niveles de ventas, lo cual compromete a la organización para continuar brindándoles la mejor atención. Agradecemos a las instituciones bancarias del Perú y

el extranjero, por el apoyo financiero recibido. Llegue nuestra gratitud también a los señores accionistas, por la confianza depositada en el directorio y en la gerencia, y a todo el personal, que con su esfuerzo y dedicación han permitido alcanzar importantes logros en el año 2002.

EL DIRECTORIO

ANEXO 1

COTIZACION DE LA ACCION COMUN DE FERREYROS S.A.A. EN EL AÑO 2002

CODIGO ISIN	NEMONICO	MES	COTIZACIONES 2002				PRECIO PROMEDIO
			APERTURA	CIERRE	MAXIMA	MINIMA	
PEP73600104	FERREYC1	200201	0.38	0.59	0.67	0.38	0.49
PEP73600104	FERREYC1	200202	0.57	0.58	0.60	0.55	0.58
PEP73600104	FERREYC1	200203	0.58	0.49	0.58	0.49	0.50
PEP73600104	FERREYC1	200204	0.49	0.39	0.49	0.33	0.36
PEP73600104	FERREYC1	200205	0.39	0.34	0.39	0.34	0.34
PEP73600104	FERREYC1	200206	0.35	0.32	0.35	0.30	0.32
PEP73600104	FERREYC1	200207	0.28	0.31	0.32	0.26	0.27
PEP73600104	FERREYC1	200208	0.33	0.27	0.33	0.27	0.29
PEP73600104	FERREYC1	200209	0.28	0.30	0.31	0.27	0.30
PEP73600104	FERREYC1	200210	0.30	0.30	0.31	0.28	0.29
PEP73600104	FERREYC1	200211	0.29	0.37	0.37	0.29	0.35
PEP73600104	FERREYC1	200212	0.36	0.46	0.46	0.36	0.41

ANEXO 2

COTIZACION DE BONOS EMITIDOS POR FERREYROS S.A.A. EN EL AÑO 2002

CODIGO ISIN	NEMONICO	MES	COTIZACIONES 2002				PRECIO PROMEDIO
			APERTURA	CIERRE	MAXIMA	MINIMA	
PEP73600A012	FERRE0BC4A	200209	100.0000	102.1441	102.1516	100.0000	101.4525
PEP73600A012	FERRE0BC4A	200210	103.4325	103.3431	104.0440	100.8461	102.6918
PEP73600A012	FERRE0BC4A	200211	100.0069	103.2754	103.3404	100.0069	101.8099
PEP73600A012	FERRE0BC4A	200212	103.0070	103.2148	103.2402	101.4188	102.4051

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
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DICTAMEN DE LOS AUDITORES INDEPENDIENTES

24 de febrero del 2003

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales adjuntos de **Ferreyros S.A.A.** al 31 de diciembre del 2002 y al 31 de diciembre del 2001 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros antes indicados, preparados para los fines expuestos en el siguiente párrafo, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre del 2002 y al 31 de diciembre del 2001, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Los estados financieros individuales de **Ferreyros S.A.A.** han sido preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y reflejan, a partir del año 2002, el valor de la inversión en sus subsidiarias al valor de participación patrimonial (Nota 2-g) y no sobre una base consolidada. Estos estados financieros deben leerse junto con los estados financieros consolidados de **Ferreyros S.A.A. y subsidiarias**, presentados por separado y sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Dongo-Soria Gaveglio y Asociados

Refrendado por

-------------------------------------(socio)
Félix U. Horna
Contador Público Colegiado
Matrícula No.13774

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,035,000.00

FERREYROS S.A.A.

BALANCE GENERAL (Notas 1, 2 y 3)
A VALORES CONSTANTES

ACTIVO

	Al 31 de diciembr	
	2002	20
	S/.000	S
ACTIVO CORRIENTE		
Caja y bancos (Nota 4)	26,849	
Cuentas por cobrar comerciales (Notas 5 y 24)	45,544	
Otras cuentas por cobrar (Nota 6)	50,202	
Existencias (Notas 8 y 24)	230,416	
Gastos pagados por anticipado	3,207	
Total del activo corriente	356,218	
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 24)	17,867	
OTRAS CUENTAS POR COBRAR A LARGO PLAZO (Nota 6)	-	
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 14)	3,866	
INVERSIONES (Nota 9)	119,378	
INMUEBLES, MAQUINARIA Y EQUIPO (Notas 10 y 24)	216,570	
OTROS ACTIVOS	17,874	
	731,773	

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE GANANCIAS Y PERDIDAS (Notas 1, 2 y 7)
A VALORES CONSTANTES

		Por el año terminado el 31 de diciembre del	
		2002	2001
		S/.000	S/.000
Ventas netas:			
Terceros		573,671	604,204
Empresas afiliadas		8,274	14,855
		581,945	619,059
Otros ingresos operacionales		11,843	12,856
		593,788	631,915
Costo de ventas (Nota 18):			
Terceros		(423,846)	(461,509)
Empresas afiliadas		(7,644)	(13,081)
		(431,490)	(474,590)
Gastos de administración (Nota 19)		(51,059)	(56,233)
Gastos de venta (Nota 20)		(64,091)	(74,564)
		(546,640)	(605,387)
Utilidad de operación		47,148	26,528
Otros ingresos (gastos):			
Ingresos financieros (Nota 21)		20,730	18,755
Gastos financieros (Nota 22)		(42,923)	(59,014)
Dividendos recibidos		21	3,799
Resultado por exposición a la inflación		(8,107)	1,202
Diversos, neto		(1,705)	2,030
		(31,984)	(33,228)
Utilidad (pérdida) antes de participación de los trabajadores e impuesto a la renta		15,164	(6,700)
Participación de los trabajadores:			
Corriente (Nota 16)		(2,821)	(217)
Diferido (Nota 14)		1,779	473
Utilidad (pérdida) antes de impuesto a la renta		14,122	(6,444)
Impuesto a la renta:			
Corriente (Nota 16)		(9,520)	(812)
Diferido (Nota 14)		6,004	1,418
Utilidad (pérdida) neta		10,606	(5,838)
Utilidad (pérdida) básica por acción (Nota 23)	S/.	0.066	(0.036)

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota
A VALORES CONSTANTES
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE
Y EL 31 DE DICIEMBRE DEL 2001

	Ca S/.
Saldos al 1 de enero del 2001	1
Impuesto diferido de la revaluación de terrenos (Nota 14)	
Pérdida neta	
Saldos al 31 de diciembre del 2001	
Capitalización de partidas patrimoniales	
Utilidad neta	
Saldos al 31 de diciembre del 2002	

Las notas que se acompañan forman parte de los estados financier

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Notas 2 y 26)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2002	**2001**
	S/.000	**S/.000**
ACTIVIDADES DE OPERACION		
Cobranza a clientes	612,192	645,611
Otros cobros relativos a la actividad	18,056	20,940
Pago a proveedores	(289,856)	(467,227)
Pago de remuneraciones y beneficios sociales	(68,551)	(72,571)
Pago de tributos	(4,716)	(21,024)
Otros pagos relativos a la actividad	(16,877)	(15,168)
Efectivo neto provisto por las actividades de operación	250,248	90,561
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	6,399	276
Compra de maquinaria y equipo	(5,860)	(44,663)
Compra de inversiones	(22)	(2,321)
Cobros de otras inversiones	1,045	-
Dividendos recibidos	3,357	5,512
Efectivo neto provisto por (aplicado a) las actividades de inversión	4,919	(41,196)
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	13,752	35,433
Sobregiros y préstamos bancarios, neto	(130,394)	(30,713)
Deuda a largo plazo, neto	(84,358)	(6,288)
Intereses de sobregiros y préstamos bancarios, y deuda a largo plazo	(39,513)	(61,992)
Efectivo neto aplicado a las actividades de financiamiento	(240,513)	(63,560)
Aumento neto (disminución neta) de efectivo	14,654	(14,195)
Resultado por exposición a la inflación	(8,107)	1,202
Saldo del efectivo al inicio del año	20,302	33,295
Saldo del efectivo al final del año	26,849	20,302

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Continuación)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2002	2001
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad (pérdida) neta	10,606	(5,838)
Ajustes para conciliar la utilidad (pérdida) neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	13,746	8,396
Provisión para desvalorización de existencias	7,820	3,178
Depreciación y amortización	32,985	30,678
Compensación por tiempo de servicios, neta	-	558
Provisión (recupero) por fluctuación de valores	141	(2,362)
Dividendos ganados no cobrados	-	(3,901)
Valor de participación patrimonial	(5,442)	-
Ganancia en venta de inmuebles, maquinaria y equipo	(1,004)	(41)
Gastos financieros	42,693	57,697
Participación patrimonial en patrimonios en fideicomiso	(5,649)	(3,096)
Impuesto a la renta y participación de los trabajadores diferidos	(8,991)	(1,891)
Resultado por exposición a la inflación	8,107	(1,202)
Otros	(3,244)	395
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	26,357	25,702
Otras cuentas por cobrar	7,862	(3,615)
Existencias	62,890	7,412
Gastos pagados por anticipado	1,033	(817)
Cuentas por pagar comerciales	74,210	(13,601)
Otras cuentas por pagar	(13,872)	(7,091)
Efectivo neto provisto por las actividades de operación	250,248	90,561

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huaypetue, Huancayo, Huaraz, Ayacucho y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía para desarrollar sus actividades, al inicio y al final del año 2002, comprendió 29 funcionarios, 584 empleados y 638 obreros, y 28 funcionarios, 477 empleados y 565 obreros, respectivamente.

2 PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y los principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden sustancialmente a las Normas Internacionales de Contabilidad (NIC) oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad. A la fecha de los estados financieros, el Consejo Normativo de Contabilidad ha oficializado la aplicación de las NIC de la 1 a la 41 y los pronunciamientos del 1 al 25 del Comité de Interpretaciones (SIC). Sin embargo, la aplicación de las versiones revisadas en el año 2000 de las NIC 12 y NIC 19 así como la versión revisada en el año 1998 de la NIC 32 y las NIC 39 y NIC 41 no es requerida al 31 de diciembre del 2002 y no han sido consideradas por la Compañía en la formulación de sus estados financieros (Nota 28).

Los principios y prácticas contables más importantes aplicados para el registro de las operaciones y la preparación de los estados financieros son los siguientes:

a) Ajuste de los estados financieros para reconocer los efectos de la inflación -

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor (IPM), de acuerdo con estadísticas oficiales para los años 2002 y 2001, ha sido 1,7% y menos 2.2%, respectivamente.

b) Uso de estimaciones contables -

El proceso de preparación de los estados financieros requiere que la Gerencia de la Compañía lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones o supuestos, que se basan en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran como resultado de cambios en las premisas en las que se sustentaron, los saldos de los estados financieros se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los estados financieros se refieren a la provisión para cuentas de cobranza dudosa, la provisión para desvalorización de existencias, la provisión para fluctuación de valores, la depreciación de los bienes de inmuebles, maquinaria y equipo, la amortización de otros activos y la determinación del impuesto a la renta y participación de los trabajadores (corriente y diferido).

c) Cuentas por cobrar comerciales y provisión para cuentas de cobranza dudosa -

Los saldos de las cuentas por cobrar comerciales se registran a su valor nominal, neto de su provisión para cobranza dudosa. El saldo de esta provisión, que se determina sobre la base de la identificación específica de los deudores incobrables de acuerdo con las políticas establecidas por la Gerencia, es revisado periódicamente para ajustarlo a los niveles necesarios para cubrir las pérdidas potenciales en la cartera de clientes. Las cuentas incobrables se castigan cuando se identifican como tales.

d) Operaciones de titulización -

La Compañía realiza operaciones de titulización mediante las cuales transfiere facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. Al 31 de diciembre del 2002 y 2001, la Compañía ha reconocido un gasto producto de la transferencia de facturas y letras de cambio al descuento y al valor presente, respectivamente, por S/.5.5 millones y S/.6.0 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado de ganancias y pérdidas.

Asimismo, en el año 1999 la Compañía realizó una operación de titulización de existencias y maquinaria y equipo, por el cual transfirió ciertos bienes a un patrimonio en fideicomiso administrado por una sociedad titulizadora local. La transferencia fue efectuada al costo de adquisición de los bienes de existencias y maquinaria y equipo.

e) Existencias -

Las existencias se registran al costo de adquisición o a su valor neto de realización, el que resulte menor. El costo de los repuestos se determina de acuerdo al método de promedio ponderado y el de las demás existencias con base al método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

f) Instrumentos financieros -

Los instrumentos financieros se definen como cualquier contrato que da lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar y por pagar, préstamos bancarios, deuda a largo plazo y las acciones representativas de su capital.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia. Los valores de los principales instrumentos financieros de la Compañía se detallan a continuación:

- El valor en libros de caja y bancos representa su valor razonable dado que es efectivo de libre disponibilidad.

- Los valores en libros de las cuentas por cobrar y por pagar son sustancialmente similares a su valor razonable debido a que una porción importante tiene vencimiento en el corto plazo.

- Los valores en libros de los préstamos bancarios y deuda a largo plazo son similares a su valor razonable sobre la base de la comparación de sus tasas de interés con las vigentes en el mercado para deudas similares.

g) Inversiones en valores -

Hasta el 31 de diciembre del 2001, las inversiones en acciones en subsidiarias estuvieron registradas al costo más el valor nominal de las acciones recibidas por concepto de dividendos, que no excedieron a su valor de mercado o de participación patrimonial. A partir del 1 de enero del 2002, la Compañía registra sus inversiones en subsidiarias bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros con cargo o crédito, según corresponda, al valor en libros de la inversión; los dividendos recibidos en efectivo se acreditan al valor de las inversiones. El efecto acumulado de este cambio contable al 31 de diciembre del 2001 por S/.1.3 millones, se reconoció con crédito al rubro Diversos, neto, del estado de ganancias y pérdidas del año 2002.

Las inversiones en los patrimonios en fideicomiso están registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoce en sus estados financieros los resultados de las operaciones de los patrimonios en fideicomiso.

Las inversiones en valores en las que la Compañía mantiene un interés menor al 20% de los derechos a voto y otras inversiones de poca importancia relativa se registran al costo y/o su valor de capitalización menos cualquier ajuste a su valor de realización. En el caso de inversiones que cotizan sus acciones en la Bolsa de Valores de Lima, su valor de realización se determina con respecto a su valor bursátil.

h) Inmuebles, maquinaria y equipo y depreciación -

Los inmuebles, maquinaria y equipo se registran al costo, excepto los terrenos que están registrados a su costo más revaluación. La depreciación de estos bienes, excepto aquellos de la flota de alquiler, se calcula por el método de línea recta, a tasas que se consideran suficientes para absorber el costo de los activos en el plazo estimado de su vida útil. La depreciación de la maquinaria, equipo y unidades de transporte de la flota de alquiler se calcula por el método de horas - máquina utilizadas.

Los gastos de mantenimiento y reparación son cargados a los resultados cuando se incurren y las renovaciones y mejoras, cuando son por montos importantes, se capitalizan. El costo y la depreciación acumulada de los activos vendidos o retirados son eliminados de sus respectivas cuentas y la utilidad o pérdida se afecta a los resultados del período.

Las tasas anuales de depreciación utilizadas son como sigue:

	%
Edificios y otras construcciones	3
Instalaciones	10
Maquinaria y equipo	10 y 20
Maquinaria y equipo, flota de alquiler	(*)
Unidades de transporte	20
Unidades de transporte, flota de alquiler	(*)
Muebles y enseres	10 y 25

(*) En función a horas - máquina utilizadas.

i) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su

acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

j) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

k) Plusvalía mercantil -

La plusvalía mercantil, incluido en el rubro Otros activos del balance general, representa la diferencia entre el mayor valor del costo de adquisición de una subsidiaria y el valor razonable de la participación de la Compañía en sus activos netos a la fecha de adquisición. La plusvalía mercantil se amortiza por el método de línea recta a razón de 10% anual.

l) Ingresos diferidos -

Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

m) Reconocimiento de ingresos -

Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.

n) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y participación de los trabajadores corrientes se calculan con base a la materia imponible determinada de acuerdo con disposiciones tributarias vigentes.

El impuesto a la renta diferido se registra por el método del pasivo sobre la base de las diferencias temporales que surgen entre la base tributaria de los activos y pasivos y su saldo en los estados

financieros, aplicando la legislación y la tasa del impuesto vigentes. Las principales diferencias temporales identificadas se resumen en la Nota 14.

Impuestos diferidos activos sólo se reconocen en la medida que sea probable que se dispondrá de utilidades gravables futuras contra las que se pueda utilizar estos créditos.

o) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de hechos pasados, es probable que se requiera de la salida de recursos para cancelar la obligación y es posible estimar su monto confiablemente.

- Vacaciones de personal

  Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

- Compensación por tiempo de servicios

  La provisión para compensación por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados mensualmente con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores, y se muestra en el rubro Otras cuentas por pagar del balance general.

p) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

q) Saldos en moneda extranjera y diferencias en cambio -

Los saldos en moneda extranjera están expresados en nuevos soles a los tipos de cambio vigentes al cierre del año. Las diferencias de cambio que generan estos saldos se incorporan en los resultados del ejercicio en que se devengan y se incluyen en el rubro Resultado por exposición a la inflación del estado de ganancias y pérdidas.

r) Efectivo y equivalentes de efectivo -

Para propósitos del estado de flujos de efectivo, el efectivo corresponde al saldo disponible en Caja y bancos.

s) Reclasificaciones -

Ciertas reclasificaciones han sido incorporadas a los estados financieros al 31 de diciembre del 2001 para permitir su comparación con los estados financieros al 31 de diciembre del 2002.

3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2002 US$000	2001 US$000
Activo		
Caja y bancos	7,297	5,432
Cuentas por cobrar comerciales	13,661	27,190
Otras cuentas por cobrar	10,705	18,015
	31,663	50,637
Pasivo		
Sobregiros y préstamos bancarios	5,328	43,146
Cuentas por pagar comerciales	55,409	34,080
Otras cuentas por pagar	4,604	6,830
Deuda a largo plazo	69,520	93,614
	134,861	177,670
Pasivo neto	103,198	127,033

Al 31 de diciembre del 2002, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.515 y de S/.3.517 por US$1 para los activos y los pasivos, respectivamente (al 31 de diciembre del 2001, S/.3.441 y S/.3.446 por US$1 para los activos y los pasivos, respectivamente).

Al 31 de diciembre del 2002 y del 2001, la Compañía registró ganancias en cambio por S/.60.7 millones y S/.67.4 millones y pérdidas en cambio por S/.70.7 millones y S/.57.8 millones, respectivamente.

4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Depósitos a plazo	20,282	4,900
Cuentas corrientes	5,478	13,208
Fondo fijo	1,089	2,194
	26,849	20,302

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado. Al 31 de diciembre del 2002, depósitos a plazo por US$1.3 millones se encuentran en garantía de aval otorgado por un banco local sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2002		2001	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	82,732	18,554	86,576	31,918
Intereses diferidos	(2,065)	(687)	(4,833)	(1,568)
Provisión para cuentas de cobranza dudosa	(56,388)	-	(42,999)	-
	24,279	17,867	38,744	30,350
Empresas afiliadas (Nota 7)	21,265	-	34,600	-
	45,544	17,867	73,344	30,350

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 16% y 20%.

Al 31 de diciembre del 2002, cuentas por cobrar comerciales por US$2.6 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 12).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2002	2001
	S/.000	S/.000
Saldo inicial	42,999	35,827
Adiciones del año	13,746	8,396
Castigos	(352)	(1,184)
Resultado por exposición a la inflación	(5)	(40)
Saldo final	56,388	42,999

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2002	2001
	S/.000	S/.000
Vigentes	46,650	85,649
Vencidas hasta 30 días	6,015	13,268
Vencidas mayores a 30 días	69,886	54,177
	122,551	153,094

Las cuentas por cobrar vencidas mayores a 30 días al 31 de diciembre del 2002 y del 2001, tienen una provisión para cuentas de cobranza dudosa de S/.56.4 millones y S/.43.0 millones, respectivamente.

6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2002	2001	
	Corriente	Corriente	Largo plazo
	S/.000	S/.000	S/.000
Cuentas por cobrar a los patrimonios en fideicomiso (Nota 24)	22,866	36,618	-
Empresas afiliadas (Nota 7)	11,931	8,383	10,395
SVC Inversiones S.A.C. (Nota 9)	8,617	-	-
Cuentas por cobrar al personal	2,689	2,520	-
Comisiones por pedido directo	387	1,520	-
Crédito de impuesto a la renta	-	9,529	-
Diversas	4,205	3,167	-
	50,695	61,737	10,395
Provisión para cuentas de cobranza dudosa	(493)	(502)	-
	50,202	61,235	10,395

7 TRANSACCIONES CON EMPRESAS AFILIADAS

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2002, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Resultado por exposición a la inflación S/.000	Saldo final S/.000
Por cobrar -					
Comerciales:					
Orvisa S.A.	24,146	18,575	(26,736)	(453)	15,532
Unimaq S.A.	7,488	3,535	(6,596)	(94)	4,333
Matreq Ferreyros S.A.	1,437	1,026	(1,593)	(19)	851
Motorindustria S.A.	237	1,704	(1,492)	19	468
Fiansa S.A.	1,218	566	(1,722)	(6)	56
Depósitos Efe S.A.	74	315	(363)	(1)	25
	34,600	25,721	(38,502)	(554)	21,265
Por cobrar -					
No comerciales:					
Unimaq S.A.	1,492	4,490	(3,219)	(27)	2,736
Heavy Machinery Services Ltd.	2,118	-	-	7	2,125
Fiansa S.A.	2,198	1,634	(1,728)	(6)	2,098
Motorindustria S.A.	687	21,036	(20,197)	(169)	1,357
Depósitos Efe S.A.	1,029	1,114	(1,262)	29	910
Matreq Ferreyros S.A.	659	5	-	2	666
Domingo Rodas S.A.	-	144	-	-	144
Orvisa S.A.	200	9,135	(7,768)	328	1,895
	8,383	37,558	(34,174)	164	11,931
No comerciales a largo plazo:					
Domingo Rodas S.A.	10,395	1,245	(11,383)	(257)	-

Las principales transacciones con empresas afiliadas se resumen como sigue:

	2002 S/.000	2001 S/.000
Venta de bienes:		
Unimaq S.A.	2,510	7,338
Orvisa S.A.	2,480	6,205
Matreq Ferreyros S.A.	1,024	1,428
Motorindustria S.A.	409	439
Fiansa S.A.	-	1,247
Venta de servicios:		
Motorindustria S.A.	607	243
Orvisa S.A.	148	450
Depósitos Efe S.A.	-	383
Fiansa S.A.	-	63

	2002 S/.000	2001 S/.000
Compra de bienes:		
Unimaq S.A.	2,408	2,495
Orvisa S.A.	340	239
Compra de servicios:		
Motorindustria S.A	15,705	14,727
Fiansa S.A.	971	4,904
Depósitos Efe S.A.	631	826

En diciembre del 2002, parte del saldo de la cuenta por cobrar no comercial a Domingo Rodas S.A. fue capitalizada por S/.7.7 millones (Nota 9).

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Máquinas, motores y automotores	135,966	154,396
Repuestos	83,691	120,437
Servicios de taller en proceso	18,647	26,820
Existencias por recibir	6,018	5,559
	244,322	307,212
Provisión para desvalorización de existencias	(13,906)	(6,086)
	230,416	301,126

Al 31 de diciembre del 2002, ciertas máquinas, motores y automotores se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services por US$11.5 millones y de aval otorgado por un banco local por US$3.2 millones sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

9 INVERSIONES

Al 31 de diciembre del 2002 y del 2001, este rubro comprende:

	Cantidad 2002	Cantidad 2001	Participación en el capital %	Valor nominal unitario	Valor en libros 2002 S/.000	Valor en libros 2001 S/.000
Acciones comunes en empresas afiliadas -						
Orvisa S.A.	5,599,669	5,725,633	99.00	S/.1	23,102	21,184
Motorindustria S.A.	9,275,820	7,956,293	99.99	S/.1	12,941	10,828
Domingo Rodas S.A. (subsidiaria de Orvisa S.A.)	8,748,698	1,085,323	75.01	S/.1	8,787	1,852
Unimaq S.A.	3,991,845	3,068,798	99.99	S/.1	6,368	4,011
Fiansa S.A. (acciones comunes)	5,080,010	5,080,010	99.00	S/.1	5,025	10,785
Heavy Machinery Services Ltd.	300,000	300,000	100.00	US$1	1,088	949
Fiansa S.A. (acciones de inversión)	1,004,965	1,004,965	93.50	S/.1	994	1,589
Depósitos Efe S.A.	109,652	110,245	99.00	S/.1	468	86
Matreq Ferreyros S.A.	3,578,142	3,578,142	99.00	Bs.10	20,194	22,987
					78,967	74,271
Provisión para fluctuación de valores					-	(9,190)
					78,967	65,081
Acciones comunes en otras empresas -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	9,395,380	8,672,169	12.98	S/.1	12,167	12,144
No cotizadas en bolsa:						
SVC Ingeniería y Construcción S.A.	-	8,472,941	-	-	-	8,617
Otras					1,041	1,053
					13,208	21,814
Provisión para fluctuación de valores					(349)	(207)
					12,859	21,607
Patrimonios en fideicomisos (Nota 24) -						
Inversión					10,236	10,236
Participación patrimonial					9,818	4,169
					20,054	14,405
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					7,498	8,543
					119,378	109,636

Mediante Acuerdo de Directorio de fecha 25 de noviembre del 2002, el Directorio de la Compañía acordó la venta de las acciones de Matreq Ferreyros S.A., empresa domiciliada en Bolivia, y autorizó a la Gerencia a llevar a cabo las negociaciones de venta con una empresa del exterior. A la fecha de los estados financieros, la venta de estas acciones no se ha concretado.

Al 31 de diciembre del 2002, el saldo de inversiones en las empresas afiliadas se determinó por el método de participación patrimonial sobre la base de sus estados financieros, reconociendo su participación en los resultados de estas empresas afiliadas del año 2002 por S/.3.4 millones y por los años anteriores por S/.2.0 millones, los mismos que se incluyen en el rubro Diversos, neto, del estado de ganancias y pérdidas.

En diciembre del 2002, la Compañía recibió 7,663,375 acciones de Domingo Rodas S.A. como consecuencia de la capitalización de acreencias por S/.7.7 millones.

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre del 2006.

La inversión en acciones de SVC Ingeniería y Construcción S.A., que correspondía a la capitalización de acreencias como consecuencia del proceso de reestructuración de esta empresa, fue canjeado por acreencias con SVC Inversiones S.A.C. en diciembre del 2002 y se incluye en el rubro Otras cuentas por cobrar del balance general.

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2002, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Reclasificaciones S/.000	Saldos finales S/.000
Costo -						
Terrenos	44,616	-	-	-	3,228	47,844
Edificios y otras construcciones	71,079	411	(47)	-	(3,255)	68,188
Instalaciones	8,993	49	-	-	-	9,042
Maquinaria y equipo	84,477	4,292	(2,951)	5,363	(22)	91,159
Maquinaria y equipo, flota de alquiler	95,739	7,530	-	(15,858)	3	87,414
Unidades de transporte	14,432	13	(8,730)	(744)	-	4,971
Unidades de transporte, flota de alquiler	9,291	-	-	(961)	(4)	8,326
Muebles y enseres	20,498	1,095	(6)	-	-	21,587
Trabajos en curso	2,275	-	-	(1)	-	2,274
	351,400	13,390	(11,734)	(12,201)	(50)	340,805
Depreciación acumulada -						
Edificios y otras construcciones	13,399	2,160	-	-	(9)	15,550
Instalaciones	4,488	813	-	-	-	5,301
Maquinaria y equipo	39,730	13,193	(825)	(640)	-	51,458
Maquinaria y equipo, flota de alquiler	30,724	11,773	-	(14,020)	(53)	28,424
Unidades de transporte	9,456	885	(5,508)	(442)	-	4,391
Unidades de transporte, flota de alquiler	2,374	452	-	(522)	12	2,316
Muebles y enseres	15,104	1,697	(6)	-	-	16,795
	115,275	30,973	(6,339)	(15,624)	(50)	124,235
Costo neto	236,125					216,570

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2002 (Nota 12) en favor de Caterpillar Financial Services por US$15.5 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$25.4 millones en garantía de pagarés por US$21.2 millones de la misma institución.

Al 31 de diciembre del 2002, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.33.3 millones y S/.13.2 millones, respectivamente (S/.45.1 millones y S/.18.0 millones al 31 de diciembre del 2001, respectivamente) relacionado con contratos de arrendamiento financiero.

11 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Sobregiros bancarios	647	299
Préstamos bancarios en moneda extranjera:		
BBVA Banco Continental	9,443	24,755
Interbank	5,275	10,514
Caterpillar Financial Services	3,609	-
Standard Chartered Bank	-	15,070
Dresdner Bank Lateinamerica A.G.	-	14,546
Corporación Andina de Fomento	-	10,507
Banque Europeene Pour L`amerique Latine	-	7,009
Banco Interamericano de Finanzas	-	7,009
Banco Financiero del Perú	-	5,958
	18,327	95,368
Primer programa de instrumentos financieros de corto plazo	-	53,701
	18,974	149,368

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 4.7% y 10.6%, sin garantías específicas. A partir del año 2002, la Compañía ha incrementado el financiamiento de importaciones de existencias con su proveedor principal Caterpillar Americas Co.; consecuentemente, ha disminuído su financiamiento a través de préstamos bancarios.

Adicionalmente, la Compañía financia sus operaciones a través de instrumentos financieros de corto plazo; en este sentido, tiene inscrito en el Registro Público del Mercado de Valores el Primer Programa de Instrumentos de Corto Plazo hasta por US$30 millones. Al 31 de diciembre del 2001, el saldo de las obligaciones pendientes correspondía a la Primera Emisión, serie C y D por US$5 millones y US$6 millones, respectivamente, y a la Segunda Emisión serie B por US$5 millones, los mismos que vencieron entre abril y noviembre del 2002. Asimismo, en enero del 2003, la Compañía ha emitido papeles comerciales por US$6 millones correspondientes a la serie A y B de la Tercera Emisión.

12 DEUDA A LARGO PLAZO

Al 31 de diciembre del 2002 y del 2001, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.5% a 4.5% y a tasas de interés anual entre 8.9% a 10.6% con garantía de cuentas por cobrar comerciales, existencias e inmuebles, maquinaria y equipo (Notas 5, 8 y 10).	Pagarés	Trimestral y semestral hasta el 2010
Bonos Ferreyros - cuarta emisión Bonos emitidos en serie A y devenga interés anual de 7.5% con garantía del patrimonio de la Compañía.	Bonos Corporativos	Agosto del 2005
Caterpillar Brasil S.A. Letras por pagar a las tasas de interés anual Libor más 1% (Nota 4 y 8), con aval de banco local.	Letras	Trimestral hasta el 2005
Instituciones financieras Pagarés a la tasa de interés anual de 10%.	Pagarés	Mensual hasta el 2006
Agco do Brasil S.A. Letras por pagar a la tasa de interés anual de 5.3% (Nota 4 y 8) , con aval de banco local.	Letras	Semestral hasta el 2005
Sunat - Fraccionamiento Tributario Interés anual 15%.		Mensuales hasta 2004
Bonos Ferreyros - tercera emisión Bonos emitidos en dos series que devengan intereses anuales de 9.875% a 10.5%, con garantía del patrimonio de la Compañía.	Bonos corporativos	Marzo y setiembre del 2002
Standard Chartered Bank New York Pagarés a la tasa de interés anual de de Libor más 0.25%.	Pagarés	Anual hasta el 2002
Caterpillar International Services.del Perú S.A. Contratos de arrendamiento financiero.	Cuotas	Mensuales hasta el 2004
Caterpillar Americas Co. Libre de intereses.	Pagarés	En el 2003
Varios *Comprende diversos préstamos y créditos* por importación a diversas tasas de interés.	Varios	Semestral hasta el 2003

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Línea de crédito otorgada por única vez.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2002 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	**US$000**	**S/.000**
2003	10,444	36,857
2004	6,944	24,505
2005	28,322	99,948
2006	8,133	28,701
2007	1,437	5,071
2008	1,437	5,071
2009	1,437	5,071
2010	11,365	40,109
	69,519	245,333

13 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2002	**2001**
	S/.000	**S/.000**
Letras	187,755	96,882
Facturas	7,904	24,567
	195,659	121,449

Al 31 de diciembre del 2002, el saldo incluye principalmente cuentas por pagar a Caterpillar Americas Co. por U$53.5 millones equivalente a S/.188.3 millones (US$30 millones equivalente a S/.105 millones al 31 de diciembre del 2001) que generan intereses a tasas que fluctuan entre 3.14% y 4.70% al año, más una comisión de 0.585%.

14 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2002 y 2001 el saldo deudor y acreedor de este rubro, respectivamente, está compuesto por:

	2002	**2001**
	S/.000	**S/.000**
Impuesto a la renta	2,980	(3,953)
Participación de los trabajadores	886	(1,172)
Saldo deudor (acreedor) al 31 de diciembre	3,866	(5,125)

Las partidas temporales que dan origen al impuesto a la renta y participación a los trabajadores diferidos son las siguientes:

	Acumulado al 31 de diciembre del 2001 S/.000	Adiciones y reversiones del año 2002 S/.000	Acumulado al 31 de diciembre del 2002 S/.000
Provisión para desvalorización de existencias	(1,487)	(3,845)	(5,332)
Diferencias en tasas de depreciación	(2,800)	(932)	(3,732)
Otras provisiones	-	(2,248)	(2,248)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(1,940)	442	(1,498)
Provisión para vacaciones	-	(683)	(683)
Ganancias por ventas diferidas, neto	848	(476)	372
Operaciones de arrendamiento financiero	4,974	(1,249)	3,725
	(405)	(8,991)	(9,396)
Revaluación de terrenos (Nota 15-c)	5,530	-	5,530
	5,125	(8,991)	(3,866)

	2002 S/.000	2001 S/.000
Total de impuesto a la renta diferido deudor (acreedor) al final del año	3,866	(5,125)
Total de impuesto a la renta diferido acreedor al inicio del año	(5,125)	(5,911)
	8,991	786
Abono a resultados del año:		
Participación de los trabajadores	1,779	473
Impuesto a la renta	6,004	1,418
Ajuste	1,208	-
	8,991	1,891
Cargo al excedente de revaluación:		
Impuesto a la renta y participación de los trabajadores	-	(1,105)
	8,991	786

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos dos años.

15 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2002, el capital autorizado, suscrito y pagado asciende a S/.178,035,422, formalizado mediante escritura pública y representado por 161,850,384 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 83.55% pertenecen a inversionistas nacionales y 16.45% a extranjeros.

Por acuerdo de Junta General Ordinaria de Accionistas de 12 de marzo del 2002, se aumentó el capital de S/.177,240,737 a S/.178,035,422, mediante la aplicación del ajuste por inflación negativo del año 2001 por S/.3,899,296 y la capitalización de una porción del capital adicional por S/.4,693,981 (a cifras históricas). Asimismo, se acordó incrementar el valor nominal de las acciones de S/.1.095 a S/.1.10.

Al 31 de diciembre del 2002, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	**Número de accionistas**	**Porcentaje total de participación**
Hasta 1.00	830	22.68
De 1.01 al 5.00	11	36.08
De 5.01 al 10	3	19.36
De 10.01 al 100	2	21.88
	846	100.00

b) Capital adicional -

Corresponde a la prima adicional de suscripción de las acciones emitidas correspondiente al aumento de capital acordado en Junta General Extraordinaria de Accionistas de 13 de enero de 1997, por la colocación de 24,999,989 acciones de un valor nominal de un nuevo sol cada una, tanto en mercados de valores nacionales como internacionales, inclusive a través del programa de American Depositary Receipts (ADRs). El monto de la prima, que puede ser capitalizada en cualquier momento, beneficiará por igual a las acciones existentes y a las emitidas como resultado del referido aumento de capital. Al 31 de diciembre del 2002, una porción del saldo fue capitalizado por S/.4,773,779 (S/.4,693,981 a cifras históricas).

c) Excedente de revaluación -

Con la adopción de la NIC 12 (revisada en 1996), en el año 2000 se detrajo del saldo inicial del excedente de revaluación el efecto tributario (impuesto a la renta y participación de los trabajadores) de la revaluación de terrenos por S/.4.4 millones. Asimismo, en el año 2001 se ha detraído S/.1.1 millón adicional, como consecuencia de la actualización de la tasa del impuesto a la renta del 20% al 27% (Nota 14).

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas de un perito independiente en el año 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas.

d) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

La asignación de la utilidad neta de cada año se efectúa al año siguiente, cuando es aprobada por los accionistas de la Compañía. La asignación de la utilidad neta del año 2002 asciende a S/.1.1 millones.

e) Resultados acumulados -

A partir del año 2003, los dividendos en favor de accionistas distintos de personas jurídicas domiciliadas, están afectos a la tasa del 4.1% por concepto de impuesto a la renta de cargo de estos accionistas; dicho impuesto debe ser retenido y liquidado por la Compañía.

16 SITUACION TRIBUTARIA

a) La Gerencia ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con su entendimiento de la legislación tributaria vigente, la que exige agregar y deducir al resultado ajustado por inflación, mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

Al 31 de diciembre del 2002 la tasa del impuesto a la renta es de 27% (30% al 31 de diciembre del 2001). El impuesto a la renta y la participación de los trabajadores (Nota 25) han sido determinados como sigue:

	2002 S/.000	2001 S/.000
Utilidad (pérdida) antes de participación de los trabajadores e impuesto a la renta	15,164	(6,700)
Más (menos) partidas permanentes:		
Gastos no deducibles	10,288	12,765
Ingresos exentos - dividendos percibidos en efectivo y participación en patrimonio en fideicomiso	(5,691)	(3,364)
Valor de participación patrimonial en subsidiarias	(5,698)	
Más (menos) partidas temporales:		
Ganancias por ventas diferidas en el año	(317)	(1,851)
Ganancias por ventas diferidas en años anteriores - aplicación	1,818	1,296
Provisión para desvalorización de existencias	10,359	3,051
Diferencia en tasas de depreciación	3,535	4,328
Provisión para vacaciones	(250)	-
Resultado por exposición a la inflación de existencias, inversiones y terrenos	(1,471)	(1,969)
Operaciones de arrendamiento financiero	2,765	(4,634)
Provisión para gastos estimados	6,936	-
Otras partidas	643	-
Materia imponible	38,081	2,922
Participación de los trabajadores	(2,821)	(217)
Base para renta tributaria	35,260	2,705
Impuesto a la renta	(9,520)	(812)

b) La Administración tributaria tiene la facultad de revisar y, de ser el caso, corregir el impuesto a la renta determinado por la Compañía en los cuatro últimos años, contados a partir de la presentación de la declaración jurada del impuesto correspondiente (años abiertos a fiscalización). Los años 1998 al 2002 inclusive, están abiertos a fiscalización. Debido a que pueden producirse diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, multas e intereses, si se produjeran, serán reconocidos en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelva. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

c) De acuerdo con la legislación vigente, para propósitos de la determinación del impuesto a la renta y del impuesto general a las ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

d) A partir del año 2003 las empresas están obligadas a efectuar anticipos adicionales del impuesto a la renta calculado en función de una tasa progresiva que alcanza hasta el 1.5% del total de los activos netos ajustados por inflación al cierre del ejercicio anterior.

17 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre del 2002, la Compañía tiene la siguientes contingencias:

a) En enero del 2001, la Compañía se acogió al Régimen Especial de Fraccionamiento Tributario (REFT) por acotaciones de impuesto general a las ventas correspondiente a los meses de julio a noviembre de 1993. Al respecto, con fecha 5 de noviembre del 2001 la Superintendencia Nacional de Administración Tributaria - SUNAT emitió la Resolución de Intendencia No.011-4-9863/SUNAT, mediante el cual reliquida un monto mayor al inicialmente acogido por la Compañía, de S/.2.4 millones a S/.3.3 millones. Con fecha 22 de noviembre del 2001, la Compañía interpuso contra esta resolución un recurso de reclamación. El 13 de febrero del 2003, la Compañía recibió una resolución del Tribunal Fiscal que resuelve declarar nula e insubsistente la Resolución de Intendencia antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley No.27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Al 31 de diciembre del 2002, la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

La Compañía tiene los siguientes compromisos al 31 de diciembre del 2002:

a) Avales por US$1.1 millones y US$3.4 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$3.2 millones que garantizan transacciones diversas.

18 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2002 S/.000	2001 S/.000
Inventario inicial de existencias	301,653	284,182
Compra de mercadería	273,360	338,939
Mano de obra y gastos de taller	52,506	72,350
Gastos de operación de flota de alquiler	18,404	18,893
Otros	23,871	61,879
Inventario final de existencias	(238,304)	(301,653)
	431,490	474,590

19 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2002 S/.000	2001 S/.000
Cargas de personal	21,795	22,259
Servicios prestados por terceros	14,735	18,299
Tributos	3,087	3,114
Cargas diversas de gestión	4,712	4,440
Depreciación y amortización	5,055	6,672
Provisiones del ejercicio	1,675	1,449
	51,059	56,233

20 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Cargas de personal	17,607	21,762
Servicios prestados por terceros	12,182	13,891
Tributos	611	1,383
Cargas diversas de gestión	6,739	15,418
Depreciación y amortización	15,728	13,280
Provisiones del ejercicio	11,224	8,830
	64,091	74,564

21 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Intereses por ventas a plazos	10,999	9,390
Descuentos por pronto pago	3,964	4,227
Intereses moratorios	2,912	3,888
Intereses por depósitos bancarios	785	600
Otros ingresos financieros	2,070	650
	20,730	18,755

22 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Intereses por préstamos bancarios	17,270	27,100
Intereses por bonos corporativos	9,937	14,360
Intereses por financiamiento de proveedores del exterior	8,447	8,875
Transferencia fiduciaria de cuentas por cobrar	5,497	5,963
Otros gastos financieros	1,772	2,716
	42,923	59,014

23 UTILIDAD (PERDIDA) BASICA POR ACCION

La utilidad (pérdida) básica por acción por cada acción común ha sido determinada de la siguiente manera:

		2002	2001
Utilidad (pérdida) atribuible	S/.000	10,606	(5,838)
Promedio ponderado de acciones comunes en circulación		161,850,384	161,850,384
Utilidad (pérdida) básica por acción	S/.	0.066	(0.036)

La utilidad (pérdida) básica por acción se calcula dividiendo la utilidad (pérdida) neta correspondiente a los accionistas comunes (resultado neto menos los dividendos de las acciones preferidas) entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

24 OPERACIONES DE TITULIZACION

La Compañía efectúa las siguientes operaciones de titulización:

a) **Cuentas por cobrar -**

Al 31 de diciembre del 2002, la Compañía mantiene vigentes dos Contratos Marco de Fideicomiso de Titulización con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), por los cuales la Compañía transfiere cuentas por cobrar que integran sus activos en favor de la Sociedad Titulizadora, para que ésta las integre en patrimonios en fideicomiso para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta pública (bonos de titulización). A esa fecha las operaciones de titulización son las siguientes:

- Patrimonio en Fideicomiso - D. Leg. N°861, Título XI, Ferreyros - PFF, 2000-01 ("Patrimonio IV"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 5 de abril del 2000, y sus modificatorias de fechas 24 de noviembre del 2000 y 20 de diciembre del 2000, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (letras) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las letras y montos cobrados y el Patrimonio adquiere nuevas letras en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2002, asciende a US$24.4 millones (US$17.7 millones en el año 2001), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 28 de diciembre del 2000 por US$17 millones, los que serán redimidos a su vencimiento en los años 2003 y 2004. Este Patrimonio tiene un plazo de existencia limitado de seis años.

De otro lado, la inversión de la Compañía en este Patrimonio corresponde a 23 certificados de participación de un valor nominal de US$121,000 cada uno que fueron emitidos también el 28 de diciembre del 2000. Estos certificados, que reflejan en el Patrimonio el sobrecolateral que se produce al existir una cartera de letras transferidas por un valor mayor al de los bonos emitidos, dan derecho a su titular a que se le restituya su valor nominal al vencimiento del plazo, sujeto a la disponibilidad de fondos del patrimonio fideicometido; asimismo, otorga a su titular un derecho a la distribución de los beneficios o ganancias del patrimonio, así como del remanente.

- Patrimonio en Fideicomiso - D. Leg. N° 861, Título XI, Ferreyros - PFF, 1998-01 ("Patrimonio II"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 29 de diciembre de 1998, y su modificatoria de fecha 27 de octubre de 1999, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (facturas) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las facturas y montos cobrados y el Patrimonio adquiere nuevas facturas en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2002 asciende a US$169.1 millones (US$155.3 millones en el año 2001), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 19 de diciembre de 1999 y el 11 de setiembre del 2001, por US$15 millones y US$4 millones, respectivamente, los que serán redimidos a su vencimiento en los años 2003 y 2005, respectivamente. Este Patrimonio tiene un plazo de existencia limitado de siete años.

  De otro lado, la inversión de la Compañía en este Patrimonio corresponde al monto inicial entregado como cuenta de reserva por US$300,000, que será devuelto a la Compañía cuando se haya amortizado íntegramente los bonos emitidos a la fecha de su redención total. De la misma manera, la Compañía al haber transferido facturas en exceso al monto de los bonos emitidos, tiene derecho a recibir el remanente existente, luego de cancelar a los bonistas.

El saldo de las cuentas por cobrar a los patrimonios al 31 de diciembre del 2002 y 2001 (Nota 6) corresponde a las sucesivas transferencias fiduciarias de cuentas por cobrar, neto de los cobros efectuados a esas fechas; es considerado de vencimiento corriente y no devenga intereses; el saldo a esas fechas se resume como sigue:

	Patrimonio IV		**Patrimonio II**		**Total**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	US$M	**US$M**	**US$M**	**US$M**	**US$M**	**US$M**
Saldo al 1 de enero	0.4	2.9	10.1	17.7	10.5	20.6
Transferencias del año	24.4	17.7	169.1	155.3	193.5	173.0
Cobranzas del año	(24.6)	(20.2)	(172.9)	(162.9)	(197.5)	(183.1)
Saldo al 31 de diciembre	0.2	0.4	6.3	10.1	6.5	10.5
	S/.000	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Saldo al 31 de diciembre, equivalente en miles de nuevos soles	728	1,465	22,138	35,153	22,866	36,618

Asimismo, la Compañía ha efectuado aportes dinerarios para la constitución de estos patrimonios. Al 31 de diciembre del 2002 y 2001, el saldo de las inversiones en los patrimonios en fideicomiso (Nota 9) se resume como sigue:

	Inversión		Participación patrimonial		Total	
	2002	2001	2002	2001	2002	2001
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Patrimonio IV - Certificados de participación	9,184	9,184	9,896	4,304	19,080	13,488
Patrimonio II - Cuenta de reserva	1,052	1,052	(78)	(135)	974	917
	10,236	10,236	9,818	4,169	20,054	14,405

Al 31 de diciembre del 2002 y 2001, la Compañía ha reconocido su participación en los resultados de los patrimonios en fideicomiso sobre la base de sus estados financieros a esas fechas, acreditando S/.5.7 millones y S/.3.1 millones, respectivamente, al rubro Diversos, neto, del estado de ganancias y pérdidas.

b) Existencias y maquinaria y equipo -

El 23 de diciembre de 1999 la Compañía suscribió con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), un Contrato Marco de fideicomiso de titulización por el cual la Compañía transfirió a la Sociedad Titulizadora en dicha fecha, determinadas máquinas, motores, componentes, camiones y equipos que integraban sus activos a su respectivo costo de adquisición, por un valor en libros de US$12.5 millones (existencias por US$11.2 millones y maquinarias y equipos por US$1.3 millones), para que se integren en un patrimonio fideicometido ("Patrimonio III"), administrado por la Sociedad Titulizadora, para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta privada (bonos de titulización). Los bonos de titulización emitidos por este Patrimonio por US$10 millones, son redimidos mensualmente en función a la rotación y/o venta de los bienes. El plazo original de existencia del Patrimonio fue de catorce meses; posteriormente, en noviembre del 2000, se amplió dicho plazo a 36 meses, contados a partir de diciembre del 2000.

Según dicho contrato, la Compañía se encarga de custodiar los bienes, gestionar su venta y realizar la cobranza de la venta de estos bienes. Asimismo, la Compañía tendrá la opción de solicitar la transferencia en fideicomiso de alguno de los bienes, cuando efectúe ventas directas; en tal caso, el valor de esta transferencia será el valor inicialmente transferido.

Al 31 de diciembre del 2001, los bienes que integran el Patrimonio por US$1.5 millones, fueron vendidos durante el año 2002.

25 PARTICIPACION DE LOS TRABAJADORES

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

26 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2002 S/.000	2001 S/.000
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	42,697	19,922
Transferencias de inmuebles, maquinaria y equipo a existencias	39,283	41,520
Canje de acciones comunes por cuentas por cobrar comerciales	8,617	-
Capitalización de acreencias con empresa afiliada	7,663	-
Depósitos en la Compañía de la compensación por tiempo de servicios	-	6,129
Canje de otras cuentas por cobrar por acciones comunes	-	26,212
Impuesto a la renta y participación de trabajadores diferidos de la revaluación de terrenos	-	1,105

27 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol. La eventual utilización de contratos a futuro para reducir su exposición a la variación del tipo de cambio, es constantemente evaluada por la Gerencia de la Compañía.

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, así como evalúa periódicamente la utilización de

contratos de cobertura de tasas de interés, para propósitos de administrar la exposición al riesgo de fluctuación de tasas de interés.

Riesgo de crédito

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

28 NUEVOS PRONUNCIAMIENTOS CONTABLES

a) Con fecha 3 de diciembre del 2002, el Consejo Normativo de Contabilidad oficializó las versiones revisadas en el año 2000 de las NIC 12 - Impuesto a la renta, NIC 19 - Beneficios a los trabajadores y NIC 39 - Instrumentos financieros: Reconocimiento y medición. La aplicación de estas versiones revisadas es obligatoria a partir del 1 de enero del 2003 en el caso de la NIC 12 y NIC 19 y a partir del 1 de enero del 2004 en el caso de la NIC 39, siendo, en este último caso, optativa su aplicación anticipada a partir del 1 de enero del 2003.

b) Con fecha 13 de enero del 2003, el Consejo Normativo de Contabilidad aprobó la vigencia a partir del año 2003 de los siguientes pronunciamientos del Comité de Interpretaciones (SIC):

SIC 27	Evaluación de lo sustancial en una serie de transacciones que tienen la forma legal de un arrendamiento
SIC 28	Fusión de negocios - Fecha de intercambio y valor razonable de los títulos patrimoniales
SIC 29	Revelación - Convenios de Concesión de Servicios
SIC 30	Moneda de presentación - Reexpresión de la moneda de valuación a la moneda de presentación
SIC 31	Ingresos - Transacciones de canje referentes a servicios de publicidad
SIC 32	Activos intangibles - Costo de un sitio WEB

SIC 33 Consolidación y método de participación patrimonial - Derechos de voto potenciales y asignación de participación en la propiedad

c) La NIC 32 - Instrumentos financieros: Revelación y presentación (revisada en 1998) y la NIC 39 - Instrumentos financieros: Reconocimiento y medición (versión original), oficializadas por el Consejo Normativo de Contabilidad, serán de aplicación obligatoria a partir del año 2003. Estas normas, complementarias entre sí, establecen los requisitos de revelación y valuación de los instrumentos financieros incluyendo a los instrumentos derivados y a las transacciones de cobertura. La NIC 39 clasifica a los instrumentos financieros en las siguientes categorías:

Negociables
Generados por la empresa
A ser mantenidos hasta su vencimiento
Disponibles para la venta

La NIC 39 establece criterios específicos para la valuación de los instrumentos financieros mostrados en el balance general, cuyas fluctuaciones se reconocerán en los resultados o en el patrimonio neto en función de la clasificación que la empresa les haya asignado. Sustancialmente los instrumentos financieros deben ser reconocidos en los estados financieros a su valor razonable.

La Gerencia estima que la adopción de estas normas, en lo aplicable a la Compañía, no generarán un impacto importante en los estados financieros de la Compañía.